Exhibit 1

[ESCELSA LOGO]           QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------


                                 BALANCE SHEETS
                        (In thousands of Brazilian reais)
                      (Convenience Translation into English
               from the Original Previously Issued in Portuguese)


                                                              PARENT COMPANY                      CONSOLIDATED
                                                  -----------------------------------  -----------------------------------
                                                         Sep-02         Jun-02              Sep-02             Jun-02
                                                  ------------------ ----------------  ------------------ ----------------
                    ASSETS
CURRENT ASSETS

   Cash and banks                                           3,912          7,368              6,299             8,262
   Marketable  securities                                 285,721        214,501            288,903           214,693
   Accounts receivable                                    262,805        240,925            413,305           380,363
   Other accounts receivable                               14,102         19,278             29,915            34,313
   Income tax paid in advance                              40,766         43,451             57,316            57,827
   Allowance for doubtful accounts                        (21,687)       (19,998)           (32,546)          (30,124)
   Material and supplies                                    2,704          3,735              5,652             7,112
   Escrow deposits                                         39,382         39,382             39,382            39,382
   Prepaid expenses - CVA                                   2,928         26,843             11,417            31,730
   Prepaid expenses - other                                 1,062            242              1,176               460
   Service in progress                                      7,263          7,957             10,261             9,977
   Other credits                                           13,677          9,558             19,780            20,016
                                                  ------------------ ----------------  ------------------ ----------------
                                                          652,635        593,242            850,860           774,011
                                                  ------------------ ----------------  ------------------ ----------------

LONG-TERM ASSETS

   Accounts receivable                                    183,552        171,309            278,301           253,407
   Special tariff situation                                46,611         46,609             71,828            71,826
   Affiliates and subsidiaries                              6,473          1,362             63,031            57,561
   Funding costs                                            2,851          3,043              2,851             3,043
   Escrow deposits                                         69,413         66,441             98,008            90,006
   Deferred income tax                                    170,130        170,130            286,748           286,930
   Prepaid expenses - CVA                                  83,278         50,200            133,670            91,412
   Other                                                   19,290         18,431             31,517            29,973
                                                  ------------------ ----------------  ------------------ ----------------
                                                          581,598        527,525            965,954           884,158
                                                  ------------------ ----------------  ------------------ ----------------

PERMANENT ASSETS

   Investments                                            762,238        749,836            377,018           379,688
   Property, plant and equipment, net                     760,430        762,398          1,540,982         1,523,779
   Deferred charges                                             -              -                 79                79
                                                  ------------------ ----------------  ------------------ ----------------
                                                        1,522,668      1,512,234          1,918,079         1,903,546
                                                  ------------------ ----------------  ------------------ ----------------
TOTAL ASSETS                                            2,756,901      2,633,001          3,734,893         3,561,715
                                                  ================== ================  ================== ================

 See notes to financial statements


--------------------------------------------------------------------------------
                                       1

[ESCELSA LOGO]           QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------

                                 BALANCE SHEETS
                        (In thousands of Brazilian reais)
                   (Convenience Translation into English from
                 the Original Previously Issued in Portuguese)


                                                                 PARENT COMPANY                  CONSOLIDATED
                                                        ------------------------------  -------------------------------
                                                            Sep-02          Jun-02          Sep-02           Jun-02
                                                        --------------  --------------  ---------------  --------------
          LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

   Suppliers                                                116,034         111,164         164,747          157,126
   Payroll                                                    1,803             942           2,932            2,457
   Accrued interest and fees                                 38,756          57,773          47,937           63,548
   Consumers charges payable                                  5,593           5,938          10,022            9,621
   Accrued taxes and social contributions                    37,653          33,220          52,729           49,146
   Dividends                                                     21              21              30              105
   Loans and financing                                      139,538          86,399         337,931          343,153
   Post retirement benefits                                   2,420           2,420           2,420            2,420
   Accrued obligations                                       12,369           9,163          23,467           17,638
   Provision for contingencies                               39,382          39,382          39,382           39,382
   Variation of parcel A items                                3,322          29,051           4,844           29,438
   Other                                                     16,420          12,360          22,330           14,736
                                                        --------------  --------------  ---------------  --------------
                                                            413,311         387,833         708,771          728,770
                                                        --------------  --------------  ---------------  --------------

LONG-TERM LIABILITIES

   Suppliers                                                 66,972          68,596          97,669           95,329
   Deferred income tax                                        8,259           8,875           8,259            8,875
   Special tariff situation                                  35,228          26,312          53,925           40,166
   Accrued interest and fees                                      -               -           3,406            2,085
   Loans and financing                                    1,939,173       1,392,854       2,351,527        1,715,917
   Post retirement benefits                                  28,032          28,032          28,032           28,032
   Provision for contingencies                              121,353         117,964         156,437          148,785
   Variation of parcel A items                               22,502           1,833          25,746            3,769
   Affiliates and subsidiaries                                  104               -               -                -
   Other                                                     45,484          41,265          49,379           45,246
                                                        --------------  --------------  ---------------  --------------
                                                          2,267,107       1,685,731       2,774,380        2,088,204
                                                        --------------  --------------  ---------------  --------------
MINORITY INTEREST                                                 -               -         175,259          185,304
                                                        --------------  --------------  ---------------  --------------

SHAREHOLDERS' EQUITY

   Capital stock                                            153,947         153,947         153,947          153,947
   Capital reserves                                         577,588         576,471         577,588          576,471
   Accumulated losses                                      (658,439)       (174,368)       (658,439)        (174,368)
                                                        --------------  --------------  ---------------  --------------
                                                             73,096         556,050          73,096          556,050
                                                        --------------  --------------  ---------------  --------------
   Credits for capital increase                               3,387           3,387           3,387            3,387
                                                        --------------  --------------  ---------------  --------------
                                                             76,483         559,437          76,483          559,437
                                                        --------------  --------------  ---------------  --------------
TOTAL LIABILITIES AND SHAREHOLDER'S' EQUITY               2,756,901       2,633,001       3,734,893        3,561,715
                                                        ==============  ==============  ===============  ==============


 See notes to financial statements


--------------------------------------------------------------------------------
                                       2

[ESCELSA LOGO]           QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------

                              STATEMENTS OF INCOME
                (In thousands of Brazilians reais, except income
          (loss) per share) (Convenience Translation into English from the Original Previously Issued in Portuguese)


                                                                 PARENT COMPANY                  CONSOLIDATED
                                                        ------------------------------  -------------------------------
                                                                         Nine months ended September 30,
                                                        ---------------------------------------------------------------
                                                             2002            2001            2002             2001
                                                        --------------  --------------  ---------------  --------------
OPERATING REVENUES
  Electric power sales to final customers                   759,635         662,815       1,164,964          999,537
  Emergency charge                                           11,271               -          15,539                -
  Electric power sales to distributors                       42,078          23,467          28,357           40,131
  Other revenues                                             17,827           6,837          31,563           22,510
                                                        --------------  --------------  ---------------  --------------
                                                            830,811         693,119       1,240,423        1,062,178
                                                        --------------  --------------  ---------------  --------------

  Deductions from operating revenues
    Global reserve for reversion quota (RGR)                (11,519)        (12,538)        (20,083)         (20,494)
    State VAT (ICMS)                                       (188,697)       (156,551)       (257,142)        (216,812)
    PIS and COFINS                                          (29,645)        (25,298)        (44,525)         (38,791)
    Emergency charge                                        (11,271)              -         (15,539)               -
    Other                                                       (47)             (4)           (447)            (303)
                                                        --------------  --------------  ---------------  --------------
                                                           (241,179)       (194,391)       (337,736)        (276,400)
                                                        --------------  --------------  ---------------  --------------
NET OPERATING REVENUES                                      589,632         498,728         902,687          785,778
                                                        --------------  --------------  ---------------  --------------
OPERATING EXPENSES
  Personnel                                                 (47,226)        (46,402)        (84,712)         (79,855)
  Material                                                   (5,147)         (5,822)        (10,503)         (15,360)
  Services from third parties                               (23,177)        (21,184)        (45,908)         (38,964)
  Electric power purchased for resale                      (308,379)       (278,384)       (432,520)        (396,830)
  Transport of electricity capacity                         (48,580)        (52,331)        (76,771)         (83,289)
  Quota for fuel consumption - CCC                          (38,095)        (41,606)        (56,696)         (59,495)
  Depreciation and amortization                             (42,621)        (41,480)        (91,211)         (80,367)
  Provision for contingencies                                (1,959)              -          (5,290)             539
  Other                                                     (25,828)        (20,305)        (39,555)         (36,656)
                                                        --------------  --------------  ---------------  --------------
                                                           (541,012)       (507,514)       (843,166)        (790,277)
                                                        --------------  --------------  ---------------  --------------
INCOME FROM OPERATIONS                                       48,620          (8,786)         59,521           (4,499)
                                                        --------------  --------------  ---------------  --------------
EQUITY IN SUBSIDIARIES                                      (34,449)        (24,000)              -                -
                                                        --------------  --------------  ---------------  --------------

FINANCIAL REVENUES
  Income from temporary cash investments                     44,989         126,957          56,182          127,109
  Increase in overdue collections                             7,929           5,989          12,115            9,254
  Hedge                                                      15,326               -          15,326                -
  Selic-regulatory assets                                    23,187               -          40,136                -
  Other                                                       7,141           5,722          16,583           29,565
                                                        --------------  --------------  ---------------  --------------
                                                             98,572         138,668         140,342          165,928
                                                        --------------  --------------  ---------------  --------------

FINANCIAL EXPENSES
  Monetary variation - electricity purchase                  (4,068)         (6,839)         (6,058)          (9,453)
  Monetary and exchange variation on loans and
  financing                                                (701,782)       (312,234)       (757,555)        (350,735)
  Interest on loans and financing                          (124,498)        (88,920)       (166,798)        (118,479)
  Other                                                     (14,769)        (10,756)        (19,712)         (15,369)
                                                        --------------  --------------  ---------------  --------------
                                                           (845,117)       (418,749)       (950,123)        (494,036)
                                                        --------------  --------------  ---------------  --------------
FINANCIAL RESULTS                                          (746,545)       (280,081)       (809,781)        (328,108)
                                                        --------------  --------------  ---------------  --------------
OPERATING PROFIT (LOSS)                                    (732,374)       (312,867)       (750,260)        (332,607)
                                                        --------------  --------------  ---------------  --------------
  NON-OPERATING REVENUES                                        400           2,570             747            3,330
  NON-OPERATING EXPENSES                                     (4,408)         (3,684)         (7,814)          (7,193)
                                                        --------------  --------------  ---------------  --------------
NON-OPERATING INCOME (LOSS), NET                             (4,008)         (1,114)         (7,067)          (3,863)
                                                        --------------  --------------  ---------------  --------------
LOSS BEFORE TAXES AND MINORITY INTEREST                    (736,382)       (313,981)       (757,327)        (336,470)
                                                        --------------  --------------  ---------------  --------------
    Social contribution and income tax                       77,943          95,096          84,367          108,586
                                                        --------------  --------------  ---------------  --------------
LOSS BEFORE MINORITY INTEREST                              (658,439)       (218,885)       (672,960)        (227,884)
                                                        --------------  --------------  ---------------  --------------
MINORITY INTEREST                                                 -               -          14,521            8,999
                                                        --------------  --------------  ---------------  --------------
LOSS FOR THE PERIOD                                        (658,439)       (218,885)       (658,439)        (218,885)
                                                        ==============  ==============  ===============  ==============
Loss per share - R$                                         (144.68)         (48.10)              -                -
                                                        --------------  --------------  ---------------  --------------

 See notes to financial statements


--------------------------------------------------------------------------------
                                       3

[ESCELSA LOGO]    QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
                  -------------------------------------------------------

                            STATEMENTS OF CASH FLOWS
                        (In thousands of Brazilian reais)
                      (Convenience Translation into English
               from the Original Previously Issued in Portuguese)


                                                                 PARENT COMPANY                  CONSOLIDATED
                                                        ---------------------------------------------------------------
                                                                         Nine months ended September 30,
                                                        ---------------------------------------------------------------
                                                             2002            2001            2002             2001
                                                        --------------  --------------  ---------------  --------------
From operations
Loss for the period                                        (658,439)       (218,885)       (658,439)        (218,885)
Adjustments to reconcile loss to cash
    provided by operating activities:
  Long-term monetary and exchange variation                 701,914         312,234         751,937          340,475
  Equity in subsidiaries                                     34,449          24,000               -                -
  Depreciation and amortization                              42,621          41,480          91,211           80,367
  Disposal of property, plant and equipment                   3,507           3,627           7,188            6,576
  Provision for contingencies                                 9,153          20,793          12,880           20,254
  Rationing program - regulatory assets                       9,339               -         (11,890)               -
  Minority share in profit                                        -               -         (14,521)          (8,999)
  Obligations adjustments                                     5,829               -           5,829                -
  Tax credits                                               (76,328)        (95,096)        (83,564)        (108,723)
  Remuneration of construction work in
    progress and other                                            -                            (909)            (862)
                                                        --------------  --------------  ---------------  --------------
                                                             72,045          88,153          99,722          110,203
                                                        --------------  --------------  ---------------  --------------
Changes in current assets and liabilities
  Accounts receivable                                       (65,869)          1,216         (75,421)          (2,512)
  Other accounts receivable                                  14,359         (43,481)          3,008          (49,457)
  Prepaid expenses                                            2,135            (105)         (3,983)            (144)
  Other credits                                              (1,512)         (3,977)         (2,767)         (15,654)
  Suppliers                                                 (20,253)         60,066         (14,253)          74,281
  Accrued taxes and social contributions                      9,103           2,097           4,556              761
  Accrued obligations                                            12            (980)          1,585              308
  Consumers charges payable                                  (2,788)         (1,536)         (3,218)          (2,997)
  Variation of Parcel A items                                 3,082               -           4,604                -
  Other                                                       7,167          (4,053)         10,542           (3,258)
                                                        --------------  --------------  ---------------  --------------
                                                            (54,564)          9,247         (75,347)           1,328
                                                        --------------  --------------  ---------------  --------------

Change in non-current assets and liabilities
  Escrow deposits                                            (8,318)        (10,786)        (13,798)         (14,435)
  Special tariff situation                                   11,321               -          16,613                -
  Affiliates and subsidiaries                                (4,116)         (1,668)         (3,528)            (151)
  Prepaid expenses                                           (8,621)              -         (25,620)               -
  Variation of parcel A items                                 4,896                           7,940
  Other                                                      (1,279)          4,453          (1,624)          (4,578)
                                                        --------------  --------------  ---------------  --------------
                                                             (6,117)         (8,001)        (20,017)         (19,164)
                                                        --------------  --------------  ---------------  --------------

Net cash provided by (used in) operation activities          11,364          89,399           4,358           92,367
                                                        --------------  --------------  ---------------  --------------

Investing activities
  Additions to property, plant and equipment                (36,353)        (43,449)       (133,571)        (121,665)
  Additions to investments                                  (99,395)        (25,232)           (105)             653
  Obligations related to the concession                       3,023           3,400           4,418            5,338
                                                        --------------  --------------  ---------------  --------------
Net cash used in investing activities                      (132,725)        (65,281)       (129,258)        (115,674)
                                                        --------------  --------------  ---------------  --------------

Financing activities
  Loans and financing                                       172,883          27,437         189,019           79,733
  Accrued interest and fees                                 (19,654)        (14,247)        (14,042)          (6,855)
  Dividends                                                       -         (13,240)         (4,053)         (15,348)
  Affiliates and subsidiaries                                     -           1,810         (10,319)          (9,951)
                                                        --------------  --------------  ---------------  --------------
Net cash provided by (used in) financing activities         153,229           1,760         160,605           47,579
                                                        --------------  --------------  ---------------  --------------
Net increase (decrease) in cash and equivalents              31,868          25,878          35,705           24,272
                                                        --------------  --------------  ---------------  --------------
Cash and cash equivalents at the beginning of the year      257,765         272,770         259,497          277,791
Cash and cash equivalents at the end of the year            289,633         298,648         295,202          302,063
                                                        --------------  --------------  ---------------  --------------
                                                             31,868          25,878          35,705           24,272
                                                        --------------  --------------  ---------------  --------------


--------------------------------------------------------------------------------
                                       4


[ESCELSA LOGO]                                                               QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
------------------------------------------------------------------------------------------------------------------------------------

                                                                    STATEMENTS OF INCOME BY QUARTER - UNCONSOLIDATED
                                                                            (in thousands of Brazilian Reais)
                                                                                     PARENT COMPANY
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         2 0 0 2
                                                             -----------------------------------------------------------------------
                                                              1st Quarter       2nd Quarter       3rd Quarter           Total
                                                             -----------------------------------------------------------------------
NET OPERATING REVENUES                                           208,163           163,182          218,287            589,632
                                                             -----------------------------------------------------------------------
OPERATING EXPENSES                                              (176,949)         (169,496)        (194,567)          (541,012)
                                                             -----------------------------------------------------------------------
Electricity purchased for resale                                (108,323)         (116,240)        (132,396)          (356,959)
Depreciation and amortization                                    (14,131)          (14,212)         (14,278)           (42,621)
Personnel                                                        (14,225)          (15,474)         (17,527)           (47,226)
Material                                                          (1,557)           (1,653)          (1,937)            (5,147)
Third party services                                              (7,698)           (7,405)          (8,074)           (23,177)
Fuel usage quota - CCC                                           (12,907)          (13,557)         (11,631)           (38,095)
Provision for contingencies                                            -            (1,256)           1,256                  -
Other expenses                                                   (18,108)              301           (9,980)           (27,787)
                                                             -----------------------------------------------------------------------
Income from operations                                            31,214            (6,314)          23,720             48,620
                                                             -----------------------------------------------------------------------
EQUITY IN SUBSIDIARIES                                             8,268           (22,720)         (19,997)           (34,449)
                                                             -----------------------------------------------------------------------
 FINANCIAL REVENUES                                               19,215            44,805           34,552             98,572
                                                             -----------------------------------------------------------------------
 FINANCIAL EXPENSES                                              (37,757)         (285,350)        (522,010)          (845,117)
                                                             -----------------------------------------------------------------------
Monetary variation-electricity purchased                            (305)           (3,569)            (194)            (4,068)
Monetary and exchange variation on loans and
financing                                                         (2,821)         (232,751)        (466,210)          (701,782)
Interest on loans and financing                                  (32,037)          (42,005)         (50,456)          (124,498)
Other                                                             (2,594)           (7,025)          (5,150)           (14,769)
                                                             -----------------------------------------------------------------------
Financial results                                                (18,542)         (240,545)        (487,458)          (746,545)
                                                             -----------------------------------------------------------------------
NON-OPERATING REVENUES(EXPENSES), net                             (2,974)              (82)            (952)            (4,008)
                                                             -----------------------------------------------------------------------
INCOME(LOSS) BEFORE TAXES                                         17,966          (269,661)        (484,687)          (736,382)
                                                             -----------------------------------------------------------------------
Social contribution and income tax                                (3,811)           81,138              616             77,943
                                                             -----------------------------------------------------------------------
 NET INCOME(LOSS) FOR THE PERIOD                                  14,155          (188,523)        (484,071)          (658,439)
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   2 0 0 1
                                                             -----------------------------------------------------------------------
                                                                1st Quarter       2nd Quarter       3rd Quarter      4th Quarter
                                                             -----------------------------------------------------------------------
NET OPERATING REVENUES                                            184,373           167,209          147,146           369,068
                                                             -----------------------------------------------------------------------
OPERATING EXPENSES                                               (165,482)         (175,336)        (166,696)        (238,514)
                                                             -----------------------------------------------------------------------
Electricity purchased for resale                                 (108,695)         (117,248)        (104,772)        (149,984)
Depreciation and amortization                                     (13,564)          (13,924)         (13,992)         (14,019)
Personnel                                                         (15,988)          (15,607)         (14,807)         (15,922)
Material                                                           (1,786)           (1,982)          (2,054)          (2,158)
Third party services                                               (6,741)           (7,309)          (7,134)          (8,046)
Fuel usage quota - CCC                                            (12,151)          (14,436)         (15,019)          (6,942)
Provision for contingencies                                             -                 -                -          (29,924)
Other expenses                                                     (6,557)           (4,830)          (8,918)         (11,519)
                                                             -----------------------------------------------------------------------
Income from operations                                             18,891            (8,127)         (19,550)         130,554
                                                             -----------------------------------------------------------------------
EQUITY IN SUBSIDIARIES                                               (942)           (4,745)         (18,313)          45,355
                                                             -----------------------------------------------------------------------
 FINANCIAL REVENUES                                                41,079            49,484           48,105          (27,041)
                                                             -----------------------------------------------------------------------
 FINANCIAL EXPENSES                                              (118,945)         (110,727)        (189,077)         120,657
                                                             -----------------------------------------------------------------------
Monetary variation-electricity  purchased                          (1,562)           (1,545)          (3,732)           2,748
Monetary and exchange variation on loans and
financing                                                         (89,789)          (62,655)        (159,790)         154,151
Interest on loans and financing                                   (24,720)          (27,869)         (36,331)         (26,476)
Other                                                              (2,874)          (18,658)          10,776           (9,766)
                                                             -----------------------------------------------------------------------
Financial results                                                 (77,866)          (61,243)        (140,972)          93,616
                                                             -----------------------------------------------------------------------
NON-OPERATING REVENUES(EXPENSES), net                                (952)              592             (754)          (2,930)
                                                             -----------------------------------------------------------------------
INCOME(LOSS) BEFORE TAXES                                         (60,869)          (73,523)        (179,589)         266,595
                                                             -----------------------------------------------------------------------
Social contribution and income tax                                 19,581            22,586           52,929          (73,846)
                                                             -----------------------------------------------------------------------
 NET INCOME(LOSS) FOR THE PERIOD                                  (41,288)          (50,937)        (126,660)         192,749
------------------------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------------------------

                                                             --------------        LTM ended
                                                                 Total            September-02
                                                             --------------
NET OPERATING REVENUES                                          867,796           958,700
                                                             -----------------------------------
OPERATING EXPENSES                                             (746,028)         (779,526)
                                                             -----------------------------------
Electricity purchased for resale                               (480,699)         (506,943)
Depreciation and amortization                                   (55,499)          (56,640)
Personnel                                                       (62,324)          (63,148)
Material                                                         (7,980)           (7,305)
Third party services                                            (29,230)          (31,223)
Fuel usage quota - CCC                                          (48,548)          (45,037)
Provision for contingencies                                     (29,924)          (29,924)
Other expenses                                                  (31,824)          (39,306)
                                                             -----------------------------------
Income from operations                                          121,768           179,174
                                                             -----------------------------------
EQUITY IN SUBSIDIARIES                                           21,355            10,906
                                                             -----------------------------------
 FINANCIAL REVENUES                                             111,627            71,531
                                                             -----------------------------------
 FINANCIAL EXPENSES                                            (298,092)         (724,460)
                                                             -----------------------------------
Monetary variation-electricity  purchased                        (4,091)           (1,320)
Monetary and exchange variation on loans and
financing                                                      (158,083)         (547,631)
Interest on loans and financing                                (115,396)         (150,974)
Other                                                           (20,522)          (24,535)
                                                             -----------------------------------
Financial results                                              (186,465)         (652,929)
                                                             -----------------------------------
NON-OPERATING REVENUES(EXPENSES), net                            (4,044)           (6,938)
                                                             -----------------------------------
INCOME(LOSS) BEFORE TAXES                                       (47,386)         (469,787)
                                                             -----------------------------------
Social contribution and income tax                               21,250             4,097
                                                             -----------------------------------
 NET INCOME(LOSS) FOR THE PERIOD                                (26,136)         (465,690)
------------------------------------------------------------------------------------------------




                                                                               FINANCIAL RATIOS AND OTHER INFORMATION
------------------------------------------------------------------------------------------------------------------------------------

EBITDA                                                            45,345             7,898           37,998             91,241
                                                             -----------------------------------------------------------------------
(+)Financial revenues                                             19,215            44,805           34,552             98,572
(+)Non-operating revenues(expenses), net                          (2,974)              (82)            (952)            (4,008)
                                                             -----------------------------------------------------------------------
=Adjusted EBITDA                                                  61,586            52,621           71,598            185,805
                                                             -----------------------------------------------------------------------
CAPEX                                                             12,241            10,587           13,525             36,353
TOTAL DEBT                                                     1,242,033         1,479,253        2,078,711          2,078,711
INTEREST ON LOANS AND FINANCING                                   32,037            42,005           50,456            124,498
EBITDA margin                                                      21.8%              4.8%            17.4%              15.5%
EBITDA/Interest on loans and financing                              1,4x              0,2x             0,8x               0,7x
Adjusted EBITDA margin                                             29.6%             32.2%            33.4%              31.7%
Adjusted EBITDA/Interest on loans and financing                     1,9x              1,3x             1,4x               1,5x
------------------------------------------------------------------------------------------------------------------------------------





------------------------------------------------------------------------------------------------------------------------------------
EBITDA                                                             32,455             5,797           (5,558)         144,573
                                                             -----------------------------------------------------------------------
(+)Financial revenues                                              41,079            49,484           48,105          (27,041)
(+)Non-operating revenues(expenses), net                             (952)              592             (754)          (2,930)
                                                             -----------------------------------------------------------------------
=Adjusted EBITDA                                                   72,582            55,873           41,793          114,602
                                                             -----------------------------------------------------------------------
CAPEX                                                              12,568            15,226           15,655           22,081
TOTAL DEBT                                                      1,070,065         1,115,652        1,314,094        1,203,914
INTEREST ON LOANS AND FINANCING                                    24,720            27,869           36,331           26,476
EBITDA margin                                                       17.6%              3.5%            -3.8%            39.2%
EBITDA/Interest on loans and financing                               1,3x              0,2x            -0,2x             5,5x
Adjusted EBITDA margin                                              39.4%             33.4%            28.4%            31.1%
Adjusted EBITDA/Interest on loans and financing                      2,9x              2,0x             1,2x             4,3x
------------------------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------
EBITDA                                                          177,267           235,814
                                                             -----------------------------------
(+)Financial revenues                                           111,627            71,531
(+)Non-operating revenues(expenses), net                         (4,044)           (6,938)
                                                             -----------------------------------
=Adjusted EBITDA                                                284,850           300,407
                                                             -----------------------------------
CAPEX                                                            65,530            58,434
TOTAL DEBT                                                    1,203,914         2,078,711
INTEREST ON LOANS AND FINANCING                                 115,396           150,974
EBITDA margin                                                     20.4%             24.6%
EBITDA/Interest on loans and financing                             1,5x              1,6x
Adjusted EBITDA margin                                            32.8%             31.5%
Adjusted EBITDA/Interest on loans and financing                    2,5x              2,0x
------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------
                                       5

[ESCELSA LOGO]    QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------
                        NOTES TO THE FINANCIAL STATEMENTS
                FOR THE QUARTER ENDED SEPTEMBER 30, 2002 AND 2001
                    (In thousands of Brazilian reais, unless
                              otherwise indicated)
                   (Convenience Translation into English from
                 the Original Previously Issued in Portuguese)


1.   OPERATIONAL CONTEXT

     Espirito Santo Centrais Eletricas S.A. - ESCELSA - is a publicly-held Brazilian corporation engaged, principally, in the generation, transmission and distribution of electric energy in the State of Espirito Santo, covering 70 of the 77 municipalities within 41,372 Km(2), which represent approximately 90% of the total area of the State of Espirito Santo.

     ESCELSA is the majority shareholder of MAGISTRA PARTICIPACOES S.A. which is the controlling shareholder of EMPRESA Energetica de Mato Grosso do Sul S.A. - ENERSUL - an electric energy generation, transmission and distribution company in the State of Mato Grosso do Sul, acquired in a public auction on November 19, 1997, and TV a Cabo Vitoria S.A. - TVIX, incorporated on July 4, 1997, which is a Pay TV company serving residential condominiums in the municipalities of Vitoria and Vila Velha in the state of Espirito Santo. In addition, ESCELSA is the majority shareholder of ESCELSA Participacoes S.A. - ESCELSAPAR, which operates as an Internet Service Provider (ISP), also providing several services in the area of information technology.

     The subsidiary ENERSUL has taken steps to raise funding through long-term obligations with domestic and international banks in order to restore its working capital position and to improve its overall debt profile, specifically in terms of costs and maturity.

2.   PRESENTATION OF FINANCIAL STATEMENTS

     The financial statements were prepared in accordance with accounting practices set forth by the Brazilian Corporate Law, specific legislation applicable to electric utility concessionaires established by National Electric Energy Agency - ANEEL and regulations of the Brazilian Securities and Exchange Commission - CVM.

     The financial statements for the period ended September 30, 2001 were reclassified, when applicable, for comparison purposes and in order to be in accordance with the new Electric Utility Accounting Plan, applicable as from January 1, 2002.

3.   PRINCIPAL ACCOUNTING PRACTICES

     3.1. Parent company financial statements

          a) Marketable securities - are recorded at cost plus interest accrued up to the balance sheet date, with necessary provisions for devaluation to reflect market values, when applicable. Marketable securities are represented, basically, by public treasury notes bearing interest and exchange variation;

          b) Accounts receivable - include the supply of electric power both billed and unbilled to customers as of the balance sheet date, accounted for on an accrual basis, also including charges for late payments by customers as well as accounts receivable related to the extraordinary tariff and free energy recovery.

          c) Allowance for doubtful accounts - recognized in accordance with General Instruction no. 6.3.2 of the Accounting Standards for Public Electric Utilities, reflecting a conservative position in comparison with ESCELSA's historical average of losses.

          d) Materials and supplies - materials and supplies to be applied in operations and maintenance are recorded as current assets and those earmarked for construction are included in property, plant and equipment, both based on the average acquisition cost.

          e) Investments - the investments in wholly-owned subsidiaries are stated based on the equity adjustment method. The other investments are stated at cost plus monetary restatement, until December 31, 1995, net of provision for loss, when applicable.

          f) Property, plant and equipment - stated at the acquisition or construction cost, monetarily restated until December 31, 1995, less the accumulated straight-line depreciation based on account balances recorded in the respective Unit Registries - UC, in accordance with DNAEE Rule 815 of 11/30/1994, at constant rates as per the schedule stipulated in ANEEL Rule 02 of 12/24/1997 and 44 of 03/17/1999. In accordance with the General Instructions nos. 35 and 36 of the Accounting Standards for Public Electric Utilities, interest and other financing charges and inflationary effects related to third party financing, which have been applied in the property, plant and equipment under construction, are recorded within this subgroup as costs. In


--------------------------------------------------------------------------------
                                       6

[ESCELSA LOGO]    QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------

               accordance with specific Public Electric Utilities Service regulations, interest on the shareholder's own capital applied in financing projects under construction is calculated according to Long-term Interest Rates (TJLP) and is credited directly to capital reserves in Shareholders' Equity.

          g) Assets and liabilities denominated in foreign currencies subject to indexation - such items are subject to restatement because of exchange and monetary variations for contractual or legal reasons and are updated through the balance sheet date. Foreign currency liabilities are converted into Reais according to the exchange rates informed by the Brazilian Central Bank (US$ 1 = R$3.8949 on September 30, 2002 and US$ 1 = R$ 2.8444 on June 30, 2002).

          h) Income tax and social contribution - income tax recorded in the results of the period is calculated based on taxable income (adjusted net income) at a rate of 15% plus 10% on taxable income exceeding R$240/year, or R$60/three months, according to the current tax law. Social contribution recorded in the results of the period is calculated based on taxable income prior to income tax, at a rate of 8%, plus an additional of 1%, which is applicable through 12/31/03. The deferred income tax and social contribution were recorded as tax credits, based on the tax losses, negative basis of the social contribution and temporary differences, considering the rates of such taxes that will be prevailing on the date of the realization.

          i) Obligations related to the concession - are obligations that are part of the concession agreement for electric utilities representing, basically, contributions from the Federal Government, donations without conditions set forth as to returns to the contributors, subventions and contributions received from consumers exclusively for the purpose of investment in electric energy distribution. The expiration of these obligations is determined by the Regulatory Agency, and will be withdrawn at the end of the concession period. As from January 1, 2002, the balance of this account is being classified as a deduction to property, plant and equipment.

          j) Pension plans - the Company is the sponsor of Fundacao Escelsa de Seguridade Social - ESCELSOS, which manages the pension fund for its employees. The costs, contributions and the actuarial obligation associated with pension plans are calculated at the balance sheet date by independent actuaries. As from December 31, 2001, such amounts are calculated and recorded in accordance with Deliberation CVM no. 371.

          k) Earnings (loss) per share - these amounts are calculated based on the number of shares outstanding at the balance sheet date for the fiscal period.

          l) Revenue recognition - revenues and expenses for all services are recognized on an accrual basis of accounting, recognized when incurred. Billing for all customers is made on a monthly basis according to the meter reading calendar. Unbilled revenues, corresponding to the period between the date of the last reading and the end of the month, are estimated and recognized as revenue in the month in which the energy was consumed.

          m) Estimates - financial statement preparation according to corporate law accounting practices requires that the Company's Management make estimates for the recognition of certain transactions that impact assets and liabilities and revenues and expenses of ESCELSA and its subsidiaries, which are reflected in data disclosed in its financial statements. The final figures that are recorded upon the realization of such transactions in subsequent reporting periods may differ from these estimates. Most of these estimates refer to the recognition of impacts from the Emergency Program for Reducing Electric Energy Consumption, the Compensation Account for Cost Variations for Portion A - CVA, Provision for Doubtful Accounts, Provision for Contingencies and Pension and Retirement Plans.

          n)   Taxation of transactions in the Electric Power Wholesale Market
               (MAE) - According to article 32 of Provisional Measure 66, of August 29, 2002, regulated by Normative Instruction 199, issued on September 12, 2002, the Company opted for PIS/PASEP special tax basis. This basis is related to revenues recorded according MAE rules and the continuity of application at the rate of 0.65%.

     3.2. Consolidated Financial Statements

          The consolidated financial statements include the balance sheets and the statements of income for the quarter ended September 30, 2002 and June 30, 2002 for ESCELSA, and its subsidiaries MAGISTRA, TVIX and ESCELSAPAR. The main consolidation procedures adopted were as follows:

          a)   elimination of ESCELSA's investments in controlled subsidiaries;
          b) elimination of account balances between ESCELSA and its subsidiaries included in the consolidation, as well as the accounts between such subsidiaries;
          c) recognition of the minority shareholders' participation in the balance sheet and statement of income;
          d) disclosure of the goodwill recorded for the acquisition of ENERSUL by MAGISTRA.
          The profit and the shareholders' equity at ESCELSA are equal to those of the consolidated group, as there was no unrealized income in the intercompany operations.


--------------------------------------------------------------------------------
                                       7

[ESCELSA LOGO]    QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------
4.   MARKETABLE SECURITIES


                                                            PARENT COMPANY            CONSOLIDATED
                                                       ------------------------- ------------------------
                                                          Sep-02       Jun-02       Sep-02       Jun-02
                                                       ------------ ------------ -----------  -----------
     Interbank Deposits - CDB                                    -            -          34           13
     U.S. Dollar-linked Treasury Notes - NTN and NBC       285,601      214,370     285,601      214,370
     Other                                                     120          131       3,268          310
                                                       ------------ ------------ -----------  -----------
     TOTAL                                                 285,721      214,501     288,903      214,693
                                                       ============ ============ ===========  ===========


5.   ACCOUNTS RECEIVABLE


                                                                             PARENT COMPANY
                                                 -----------------------------------------------------------------------
                                                                                                        Total
                                                                  Past-due        Past-due     -------------------------
                                                   Current        up to 90      Over 90 days     Sep-02       Jun-02
                                                                    days
                                                 -------------  -------------  --------------- ------------ ------------
     CURRENT ASSETS
FINAL CUSTOMERS
  Residential                                          14,467         18,441            1,503       34,411       33,470
  Industrial                                           36,520          3,306            2,987       42,813       38,748
  Commercial, services and other activities            11,490          5,748            1,287       18,525       17,056
  Rural                                                 4,457          1,445              238        6,140        5,371
  Public authority:
  Federal                                                 703            793            1,262        2,758        1,733
  State                                                   946          1,729            8,343       11,018        9,932
  Municipal                                               587            782            1,414        2,783        2,655
  Public lighting                                       2,844          2,059            2,192        7,095        6,312
  Public service                                        2,051             78               92        2,221        1,934
  Unbilled revenue                                     20,375              -                -       20,375       17,507
  Regulatory asset - recoverable losses                45,589              -                -       45,589       44,941
  Other credits                                        12,788          2,281            3,591       18,660       17,516
                                                 -------------  -------------  --------------- ------------ ------------
                                                      152,817         36,662           22,909      212,388      197,175
                                                 -------------  -------------  --------------- ------------ ------------
WHOLESALE
  Distributors                                          5,243              -                -        5,243        4,332
  Spot market                                          45,135              -               39       45,174       39,418
                                                 -------------  -------------  --------------- ------------ ------------
                                                       50,378              -               39       50,417       43,750
                                                 -------------  -------------  --------------- ------------ ------------
        TOTAL                                         203,195         36,662           22,948      262,805      240,925
                                                 =============  =============  =============== ============ ============

LONG-TERM ASSETS
 FINAL CUSTOMERS
   Regulatory asset
   Recoverable losses                                  88,297              -                -       88,297       77,193
   Free energy                                         70,231              -                -       70,231       71,934
   Other credits                                       25,024              -                -       25,024       22,182
                                                 -------------  -------------  --------------- ------------ ------------
                                                      183,552              -                -      183,552      171,309
                                                 =============  =============  =============== ============ ============

                                                                             CONSOLIDATED
                                                 ----------------------------------------------------------------------
CURRENT ASSETS
 FINAL CUSTOMERS
  Residential                                          23,048        27,935            1,735       52,718       52,460
  Industrial                                           43,217         4,805            3,177       51,199       47,639
  Commercial, services and other activities.           15.564         9,920            5,004       30,488       29,004
  Rural                                                 4,838         2,952              330        8,120        8,114
  Public Authority:
  Federal                                               1,270         1,142            1,477        3,889        2,908
  State                                                 1,956         3,913            9,269       15,138       11,899
  Municipal                                             1,904         2,059            3,029        6,992        6,191
  Public lighting                                       5,063         5,189            9,322       19,574       15,730
  Public service                                        3,430           836              120        4,386        3,270
  Unbilled revenue                                     37,841             -                -       37,841       33,495
  Regulatory asset- recoverable losses                 65,923             -                -       65,923       65,462
  Other credits                                        26,435         3,952            6,488       36,875       32,207
                                                 -------------  ------------ ---------------- ------------ ------------
                                                      230,489        62,703           39,951      333,143      308,379
                                                 =============  ============ ================ ============ ============

WHOLESALE
  Distributors                                          5,715             -                -        5,715        4,793

  Spot market                                          76,399             -               39       76,438       67,191
                                                 -------------  ------------ ---------------- ------------ ------------
                                                       82,114             -               39       82,153       71,984
                                                 -------------  ------------ ---------------- ------------ ------------
                                                      312,603        62,703           39,990      415,296      380,363
                                                 ======================================================================

--------------------------------------------------------------------------------
                                       8

[ESCELSA LOGO]    QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------


                                                                             CONSOLIDATED
                                                 ----------------------------------------------------------------------
                                                                                                        Total
                                                                  Past-due        Past-due     ------------------------
                                                   Current        up to 90      Over 90 days     Sep-02       Jun-02
                                                                    days
                                                 -------------  -------------  --------------- ------------ -----------
LONG-TERM ASSETS
  FINAL CUSTOMERS
  Regulatory asset
   Recoverable losses                                 150,848                              -      150,848      131,251
   Free energy                                        102,429             -                -      102,429       99,974
                                                 -------------  ------------ ---------------- ------------ ------------
                                                      253,277             -                -      253,277      231,225
                                                 -------------  ------------ ---------------- ------------ ------------
  Other credits                                        25,024             -                -       25,024       22,182
                                                 -------------  ------------ ---------------- ------------ ------------
                                                      278,301             -                -      278,301      253,407
                                                 =============  ============ ================ ============ ============


     Regulatory Asset

     Based on provisions included in Provisional Measure n(Degree)14 of December 21, 2001 (converted into Law no. 10,438 of April 26, 2002), Resolution CGE no. 91, of December 21, 2001, ANEEL Resolution no. 31, of January 24, 2002 and ANEEL Resolution no. 72 of February 7, 2002, the Company made a computation of the amount of the extraordinary tariff recovery to be applied to all of the concession areas for electric energy distribution, to be recognized as the basis for re-establishing the financial-economic balance of the concession contracts, through the recovery of the consumption losses which were incurred as a result of the Emergency Program for Reducing Electric Energy Consumption - PRE from June 2001 through February 2002.

     ANEEL Resolutions 480 and 481, issued on August 29, 2002, approved the amounts related to the recovery of losses during the Emergency Program for Reducing Electric Consumption - PRE incurred from June, 2001 to February, 2002

     According to ANEEL Resolution no. 484, of August 29, 2002, the extraordinary tariff for the recovery will be in force for the maximum period of 70 (seventy) months, starting December 2001.

     The increase in tariffs for final customers approved by ANEEL for ESCELSA and ENERSUL for the recovery of the rationing losses were as follows:

      o 2.9% for residential and rural clients (except low-income customers) and public lighting;
      o   7.9% for all other clients.
     The regulatory asset, related to the extraordinary tariff for the recovery of the rationing losses, had the following movement during the period:


                                                            PARENT COMPANY                     CONSOLIDATED
                                                  ---------------------------------------------------------------------
                                                        CURRENT         LONG TERM          CURRENT         LONG TERM
                                                  -----------------  ----------------  ----------------  --------------
      Balance as of 12/31/2001                            54,928          157,692           76,485          226,171
      Transfer to current assets                          14,759          (14,759)          21,359         (21,359)
      Recovery via extraordinary tariffs                 (10,319)               -          (14,825)              -
      Losses of margin                                         -           32,732                -          64,163
                                                  -----------------  ----------------  ----------------  --------------
      Balance as of 03/31/2002                            59,368          175,665           83,019         268,975
                                                  =================  ================  ================  ==============
      Transfer to current assets                          (2,276)           2,276              349            (349)
      Recovery via extraordinary tariffs                 (12,151)               -          (17,906)              -
      Losses of margin                                         -          (36,529)               -         (48,654)
      -Free Energy                                             -            7,715                -          11,253
                                                  -----------------  ----------------  ----------------  --------------
      Balance as of 06/30/2002                            44,941          149,127           65,462         231,225
                                                  -----------------  ----------------  ----------------  --------------
      Transfer to current assets                          12,369          (12,369)          17,812        (17,812)
      Recovery via extraordinary tariffs                 (11,721)               -          (17,351)              -
      Losses of margin                                         -           23,474                -          37,409
      -Free Energy                                             -           (1,703)               -           2,455
                                                  -----------------  ----------------  ----------------  --------------
      Balance as of 09/30/2002                            45,589          158,529           65,923         253,277
                                                  =================  ================  ================  ==============



     Energy negotiated in the Spot Market

     The balance of accounts receivable from consumers and distributors includes the preliminary figures related to the energy negotiated in the Spot Market, in the amount of R$42,959, of which R$14,130 relates to the period from September 2000 through December 2001, recorded based on the information published by MAE, and R$28,829 related to the period from January to June 2002, recorded based on management estimates. Such amounts will be settled when the final amounts are known and approved by MAE.


--------------------------------------------------------------------------------
                                       9

[ESCELSA LOGO]    QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------
6.   SPECIAL TARIFF SITUATION

     According to Provisional Measure 2,147 of May 15, 2001 and subsequent amendments, as well as regulations from the Energy Crisis Management Chamber - CGE, ESCELSA has charged a surtax to customers who have exceeded their consumption quotas up to February, and granted bonuses in cases in which customers have reduced consumption to levels below their quotas.

     The financial accounting criteria for these events, defined as per ANEEL Rule 299 of July 27, 2001, do not have an impact on the Company's results, the corresponding amounts are classified in the current assets as customers and wholesale. The amounts on September 30, 2002 and June 30, 2002 are described below:


                                                                         PARENT COMPANY              CONSOLIDATED
                                                                   ---------------------------  ------------------------
                                                                        Sep-02       Jun-02        Sep-02       Jun-02
                                                                   -------------  ------------  -----------  -----------
   ASSETS
      Current assets (customers and wholesale):
         Bonus balance (invoiced (-) received)                              (97)        (290)        (102)        (337)
         Surtax - accounts receivable                                       932        1,205        1,586        1,930
         Surtax installment                                                 603          607        1,044        1,003
                                                                   -------------  ------------  -----------  -----------
                                                                          1,438        1,522        2,528        2,596
                                                                   -------------  ------------  -----------  -----------
    Long term assets:
         Invoiced bonus                                                  40,272       40,270       61,456       61,453
         Costs incurred by Company to be reimbursed                       6,339        6,339       10,372       10,373
                                                                   -------------  ------------  -----------  -----------
                                                                         46,611       46,609       71,828       71,826
                                                                   -------------  ------------  -----------  -----------
   TOTAL                                                                 48,049       48,131       74,356       74,422
                                                                   =============  ============  ===========  ===========
   LIABILITIES
      Long term liabilities:
         Surtaxes charged                                                11,866       12,047       19,336       19,535
         (-) ICMS tax on surcharges                                      (2,647)      (2,693)      (4,130)      (4,179)
         (-) 2% to cover costs                                              (94)         (94)        (161)        (162)
         Resources received                                              26,103       17,052       38,880       24,972
                                                                   -------------  ------------  -----------  -----------
   TOTAL                                                                 35,228       26,312       53,925       40,166
                                                                   -------------  ------------  -----------  -----------
   BALANCE RECEIVABLE  - Ministry of Mines and Energy                    12,821       21,819       20,431       34,256
                                                                   =============  ============  ===========  ===========

     From the total balance receivable from Ministry of Mines and Energy above, except for the costs incurred by the Company, which will be reimbursed through the tariff, ANEEL has already approved the following transfers:


                         LEGAL ACT                              PARENT COMPANY                 CONSOLIDATED
     ---------------------------------------------------   ---------------------------   ------------------------
         Order ANEEL no. 239, of 04/25/02(*)                       4,628                        6,937

     (*) Received on 10/03/2002

     Based on the Resolution GCE no. 117, of 02/19/2002, the Emergency Program for Reduction of Electrical Energy Consumption was extinguished, being determined that, as from March 1, 2002, the surtax charged to customers who have exceeded their consumption quotas no longer applicable, however the bonus regulated by Article 4 of the Resolution GCE no. 4, of 05/22/2001, was maintained until March 31, 2002

7.   Prepaid EXPENSES -CVA

     The distribution concession agreements establish, for a part of the tariffs charged by the Electric Utilities, amounts related to exogenous costs which are attributable to operating expenses, together with a variable referred to as Portion "A" of the Tariff Adjustment Formula (IRT), demonstrated below:

     o    Pass-through of tariff related to energy purchased from Itaipu
          Binacional;

     o    Pass through of transport costs for electric energy from Itaipu
          Binacional;

     o    Quota for the Fuel Consumption Account - CCC;

     o    Costs for transmission infrastructure usage on the basic grid;

     o    Compensation for usage of water resources;

     o    System Service Charges - ESS;

     o    Energy Purchased as established in the initial contracts;

     o    Quota for the Global Reversion Reserve - RGR;

     o    Electric energy service enforcement fee; and,

     o    Connection charges.


--------------------------------------------------------------------------------
                                       10

[ESCELSA LOGO]    QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------
     With the introduction of Provisional Measure no. 2,227 of 09/04/2001, the Law no. 10.438 of 05/26/2002, and ANEEL Resolution no. 90 of 02/18/02, an account was established to record the compensation of differences, positive or negative, between the amount of each item since the date of the last tariff adjustment and its effective date of payment. The balance will be monetarily adjusted based on the SELIC rate variation.

     The positive variations are presented in current and long-term assets in the account of prepaid expenses. On the other hand, the negative variation that corresponds to pass through of transport costs for electric energy from Itaipu Binacional and quota for the fuel consumption - CCC are presented in the current and long-term liabilities in the account of other creditors, in accordance with the directive release nos. 60 and 91/2002, of January 24, 2002 and February 14, 2002, respectively. The balances are as shown below:


                                                            PARENT COMPANY                  CONSOLIDATED
                                                    ------------------------------- -------------------------------
                                                        Sep-02          Jun-02          Sep-02         Jun-02
                                                    ---------------  -------------- ---------------  --------------
ASSETS
  Current                                                2,928          26,843          11,417         31,730
  Long term assets                                      83,278          50,200         133,670         91,412
                                                    ---------------  -------------- ---------------  --------------
                                                        86,206          77,043         145,087        123,142
                                                    ---------------  -------------- ---------------  --------------
LIABILITIES
  Current                                                3,322          29,051           4,844         29,438
  Long term                                             22,502          1,833           25,746          3,769
                                                    ---------------  -------------- ---------------  --------------
                                                        25,824          30,884          30,590         33,207
                                                    ---------------  -------------- ---------------  --------------


     The amount of R$44.893, (R$76.148, consolidated), was ratified on August 29, 2002 by Aneel Rule 482. The amount refers to period from January 1, 2001 to October 25, 2001 and will be recovered in connection with the regulatory asset through extraordinary tariff increases (see note 5).

8.   TAX CREDITS

     Tax credits classified as current assets correspond to income tax withheld on cash investments, which is being compensated with tax debits authorized by the Internal Revenue Service.

     Tax credits classified as long-term assets, as listed below, generated by fiscal losses, negative basis of social contribution and other amounts that constitute temporary adjustments for reduction of future taxation, were recorded based on Companies' estimated future profitability, considering that the realization period will not exceed 10 years.

     As a result of the rules laid down by CVM Instruction no. 371, of June 27, 2002, the Company did not record new tax credits in the amount of R$152,813 (consolidated - R$160,923).

     According to the estimated future profitability, as mentioned above, the Company determined the following fiscal assets:


                                                                         PARENT COMPANY               CONSOLIDATED
                                                                   --------------------------- ---------------------------
     ASSET                                                             Sep-02        Jun-02       Sep-02         Jun-02
                                                                   --------------- ----------- --------------  -----------
     Tax loss                                                          347,330        347,330     690,412         691,009
     Temporary additions CVM Rule 371                                   30,451         30,451      30,451          30,451
     Other temporary additions                                         144,675        144,675     187,120         187,120
                                                                   --------------- ----------- --------------  -----------
                                                                       522,456        522,456     907,983         908,580
     Statutory rate                                                        25%            25%         25%             25%
                                                                   --------------- ----------- --------------  -----------
                                                                   =============== =========== ==============  ===========
     Income tax                                                        130,614        130,614     226,996         227,145
                                                                   =============== =========== ==============  ===========
     Negative basis of social contribution                             404,346        404,346     641,773         642,181
     Temporary additions: CVM Rule 371                                  30,451         30,451      30,451          30,451
     Other temporary additions                                          59,154         59,154      85,528          85,528
                                                                   --------------- ----------- --------------  -----------
                                                                       493,951        493,951     757,752         758,160
     Statutory rate                                                         8%             8%          8%              8%
                                                                   --------------- ----------- --------------  -----------
                                                                   =============== =========== ==============  ===========
     Social contribution                                                39,516         39,516      60,620          60,653
                                                                   =============== =========== ==============  ===========
     Adjustment between statutory rate(8%) and realization(9%)               -              -       (868)           (868)
                                                                   --------------- ----------- --------------  -----------
                                                                   =============== =========== ==============  ===========
     TOTAL                                                             170,130        170,130     286,748         286,930
                                                                   =============== =========== ==============  ===========


     Preliminary studies, to be appreciated by the Company's Senior Administration, show that the total amount recorded will be recovered until year 2012.


--------------------------------------------------------------------------------

[ESCELSA LOGO]    QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------
Amounts recorded:


                                                  PARENT COMPANY
--------------------------------------------------------------------------------------------------------------------
REALIZATION                                                                                       2010
EXPECTATION                                                                                        TO       TOTAL
                           2003      2004      2005      2006      2007      2008       2009      2012
------------------------  --------  --------  --------  --------  --------  --------  --------- --------- ----------
  Income tax                 -         -        5.026     8.550    11.732    18.377     19.078    67.850    130.614
  Social contribution        -         -        1.372     2.499     3.731     5.880      6.105    19.930     39.516
                          --------  --------  --------  --------  --------  --------  --------- --------- ----------
                             -         -        6.398    11.049    15.463    24.257     25.183    87.780    170.130
                          ========  ========  ========  ========  ========  ========  ========= ========= ==========

                                                   CONSOLIDATED
--------------------------------------------------------------------------------------------------------------------
REALIZATION                                                                                       2010
EXPECTATION                                                                                        TO       TOTAL
                           2003      2004      2005      2006      2007      2008       2009      2012
------------------------  --------  --------  --------  --------  --------  --------  --------- --------- ----------
  Income tax                5.206    27.223    18.172    21.346    27.198    36.527     23.474    67.850    226.996
  Social contribution       1.884     4.157     4.781     6.594     8.680     7.622      6.105    19.929     59.752
                          --------  --------  --------  --------  --------  --------  --------- --------- ----------
                            7.048    31.380    22.953    27.940    35.878    42.150     29.579    87.779    286.748
                          ========  ========  ========  ========  ========  ========  ========= ========= ==========



Amounts not recorded:


                                                                AFTER 2012
                                              -----------------------------------------------
              REALIZATION EXPECTATION              PARENT COMPANY             CONSOLIDATED
         -----------------------------------  ------------------------- ---------------------
           Income tax                                          115.728               121.790
           Social contribution                                  37.085                39.133
                                              ------------------------- ---------------------
                                                               152.813               160.923
                                              ========================= =====================


9.   AFFILIATES AND SUBSIDIARIES


                                                                  PARENT COMPANY                CONSOLIDATED
                                                            ----------------------------  --------------------------
              COMPANIES                  TRANSACTION           Sep-02         Jun-02        Sep-02        Jun-02
     ----------------------------  ------------------------ --------------  ------------  ------------  ------------
     MAGISTRA                      Pass-through  of  costs              2            41        62,315        56,950
                                   and mutual contracts
     ENERSUL                        Pass-through of costs           1,470            71             -             -
     ESCELSAPAR                     Pass-through of costs               -             -             -             -
     CESA                           Pass-through of costs           4,285             -             -             -
     OTHER AFFILIATED               Pass-through of costs             716           611           716           611
                                                            --------------  ------------  ------------  ------------
                                                                    6,473         1,362        63,031        57,561
                                                            ==============  ============  ============  ============


     The Company does not engage in transactions or agreements with related companies under terms or conditions less favorable than would be exercised with third parties. The transactions refer essentially to services rendered/received to/from related companies.
     The consolidated financial statements show primarily the balance of inter-company loans between the parent company MAGISTRA and the subsidiary ESC90, as detailed below, which were made at similar terms to those practiced in the Brazilian financial market.

     1)   Interest rate: TJLP + 4% per annum;
          Maturity: November 2004;
          Balance: R$ 5,160.
     2)   Interest Rate: 100% of CDI;
          Maturity: several dates through December 31, 2002;
          Balance: R$ 57,155.

     MAGISTRA's financial income from subsidiary ESC90 totaling R$7,036 (R$4,433 on 09/30/2001) in the consolidated statement is recorded as other financial income. The guarantees are promissory notes corresponding to 125% of principal.


--------------------------------------------------------------------------------
                                       12

[ESCELSA LOGO]    QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------
10.  INVESTMENTS


                                                                          PARENT COMPANY               CONSOLIDATED
                                                                   ----------------------------- -------------------------
                                                                       Sep-02         Jun-02       Sep-02       Jun-02
                                                                   ---------------- ------------ ------------ ------------
     Equity Investments:
        Stated by the equity method:
           MAGISTRA PARTICIPACOES S.A                                      756,868      744,805            -            -
           TV A CABO VITORIA - TVIX S.A                                         91          129            -            -
           ESCELSA PARTICIPACOES S.- - ESCELSAPAR                            3,409        3,032
                                                                   ---------------- ------------ ------------ ------------
                                                                           760,368      747,966            -            -
                                                                   ---------------- ------------ ------------ ------------
     Goodwill from investments:
        Goodwill                                                                 -            -      408,770      408,770
        Discount from new share acquisition                                      -            -      (15,152)     (15,152)
        Goodwill amortization                                                    -            -      (18,532)     (15,907)
                                                                   ---------------- ------------ ------------ ------------
                                                                                 -            -      375,086      377,711
                                                                   ---------------- ------------ ------------ ------------
     Stated at restated cost:
        Others                                                                  37           37           37           37
                                                                   ---------------- ------------ ------------ ------------
                                                                                37           37           37           37
                                                                   ---------------- ------------ ------------ ------------
     Projects, studies and other investments                                 1,833        1,833        1,895        1,940
                                                                   ---------------- ------------ ------------ ------------
     TOTAL                                                                 762,238      749,836      377,018      379,688
                                                                   ================ ============ ============ ============


The goodwill recorded by the subsidiary MAGISTRA, generated by the difference between the amount paid and the book value of ENERSUL stocks, acquired in 11/25/1997, is based on the Company's future profitability and is being amortized proportionally to the Company's projected results, during the term of ENERSUL's concession, of thirty years beginning 01/01/1998.

Additional information about investments stated by the equity adjustment method:


                                                  MAGISTRA                        TVIX                   ESCELSAPAR
                                       -------------------------------- ------------------------- -------------------------
                                           Sep-02           Jun-02        Sep-02       Jun-02       Sep-02       Jun-02
                                       ---------------- --------------- ------------ ------------ ------------ ------------
Share Class                                Common           Common         Common       Common       Common      Common
Total shares                               473,203,348     473,203,348        1,540        1,540        1,000        1,000
Total shares of Escelsa                    473,203,348     473,203,348        1,500        1,500        1,000        1,000
Stake (%)                                         100%            100%       97.40%       97.40%         100%         100%
Value of capital stock                         668,483         668,483        1,540        1,540        2,203        2,203
                                       ---------------- --------------- ------------ ------------ -----------  ------------

Shareholders' equity                           756,868         744,805           96          132        3,410        3,032

Net income (loss)                              (34,720)        (14,381)        (105)         (69)         376           (3)
                                       ---------------- --------------- ------------ ------------ ------------ ------------

Investment value                               756,868         744,805           94          129        3,410        3,032
                                       ---------------- --------------- ------------ ------------ ------------ ------------

Equity adjustment                              (34,720)        (14,381)        (102)         (68)         376           (3)



11. PROPERTY, PLANT AND EQUIPMENT


                                                  PARENT COMPANY                                     CONSOLIDATED
                                             -------------------------   Annual average rates  --------------------------
                                                Sep-02      Jun-02       of depreciation (%)      Sep-02       Jun-02
                                             ------------ ------------ ----------------------  -------------  -----------
     IN SERVICE:
        Generation                               104,507     104,507            2.23%               196,997     197,128
        Transmission                              13,333      13,333            2.87%                13,333      13,333
        Distribution                           1,029,428   1,020,864            4.34%             1,961,093   1,937,064
        Commercialization                          4,301       4,301            9.27%                 7,452       7,451
        Administration                           115,739     111,281            8.64%               236,264     230,595
                                             ------------ ------------ -------------------------------------  -----------
                                               1,267,308   1,254,286            4.53%             2.415.139   2,385,571
                                             ------------ ------------ -------------------------------------  -----------
     (-) Accumulated depreciation
        Generation                               (62,080)    (61,438)                              (103,149)   (102,276)
        Transmission                              (6,976)     (6,880)                                (6,976)     (6,880)
        Distribution                            (376,773)   (368,222)                              (709,800)   (691,874)
        Commercialization                         (2,462)     (2,363)                                (2,865)     (2,690)
        Administration                           (53,372)    (51,119)                               (99,406)    (94,233)
                                             ------------ ------------                         -------------  -----------
                                                (501,663)   (490,022)                              (922,196)   (897,953)
                                             ------------ ------------                         -------------  -----------
                                                 765,645     764,264                              1,492,943   1,487,618
                                             ------------ ------------                         -------------  -----------


--------------------------------------------------------------------------------
                                       13

[ESCELSA LOGO]    QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------


     UNDER CONSTRUCTION:
        Generation                                 4,488       4,328                                111,850      88,777
        Transmission                                 914         658                                    914         658
        Distribution                              75,827      76,161                                109,403     116,933
        Administration                             8,978      11,255                                 12,986      14,440
                                              ----------- ------------                         -------------  -----------
                                                  90,207      92,402                                235,153     220,808
                                              ----------- ------------                         -------------  -----------
                                                 855,852     856,666                              1,728,096   1,708,426
                                              ----------- ------------                         -------------  -----------
     (-)Obligations related to the               (95,422)    (94,268)                              (187,114)   (184,647)
     concession
                                              ----------- ------------                         -------------  -----------
     TOTAL                                       760,430     762,398                              1,540,982   1,523,779
                                              ----------- ------------                         -------------  -----------


Obligations related to the concession is composed by the following balances:


                                PARENT COMPANY             CONSOLIDATED
                           ------------------------- -------------------------
                              Sep-02       Jun-02       Sep-02       Jun-02
                           ------------ ------------ ------------ ------------
Consumer contributions          64,370       63,229       88,654       87,016
Donations and subsidies         25,794       25,794       91,053       90,237
Federal participation            5,258        5,245        7,407        7,394
                           ------------ ------------ ------------ ------------
 TOTAL                          94,422       94,268      187,114      184,647
                           ============ ============ ============ ============


In accordance with General Instruction no. 6.3.10 of the Accounting Standards for Public Electric Utilities and CVM Instruction no. 193 of July 11, 1996, the following amounts were incorporated into Property, Plant and Equipment:


                                                        PARENT COMPANY                          CONSOLIDATED
                                                 -----------------------------  ---------------------------------------------
                                                  Distribution       Total        Generation     Distribution       Total
                                                 ---------------  ------------  ---------------  --------------  ------------
Interest on loans and financing                       125,665       125,665           11,828         168,475        180,303
(-) Transfer to property, plant and equipment
   in progress                                         (1,167)       (1,167)          (9,538)         (3,967)       (13,505)
                                                 ---------------  ------------  ---------------  --------------  ------------
Net                                                   124,498       124,498            2,290         164,508        166,798
                                                 ===============  ============  ===============  ==============  ============
Monetary exchange variation                           702,128       702,128            4,806         758,667        763,473
(-)Transfer to property, plant and equipment
   in progress                                           (346)         (346)          (4,713)         (1,205)        (5,918)
                                                 ---------------  ------------  ---------------  --------------  ------------

                                                 ===============  ============  ===============  ==============  ============
Net                                                   701,782       701,782               93         757,462        757,555
                                                 ---------------  ------------  ---------------  --------------  ------------



12.  SUPPLIERS


                                                               PARENT COMPANY                CONSOLIDATED
                                                        ----------------------------- -----------------------------
     CURRENT LIABILITIES:                                    Sep-02        Jun-02         Sep-02        Jun-02
                                                        -------------  -------------- -------------  --------------
        Electricity suppliers:
           FURNAS                                            34,529        29,734         34,529        29,734
           ITAIPU                                            45,763        46,853         61,812        60,584
           TRACTEBEL                                              -             -         12,042         9,600
           ELETROSUL                                              -             -          1,340         1,486
           MAE                                               16,606        17,089         28,261        29,368
           Other                                             13,863        11,946         15,770        14,449
                                                        -------------  -------------- -------------  --------------
                                                            110,761       105,622        153,754       145,221
        Materials and service providers                       5,273         5,542         10,993        11,905
                                                        -------------  ----------------------------  --------------
     TOTAL                                                  116,034       111,164        164,747       157,126
                                                        =============  ============== =============  ==============

     LONG TERM LIABILITIES:
        Electric Energy Supply:
           Free energy                                       66,972        68,596         97,669        95,329
                                                        -------------  -------------- -------------  --------------
     TOTAL                                                   66,972        68,596         97,669        95,329
                                                        =============  ============== =============  ==============



--------------------------------------------------------------------------------
                                       14

[ESCELSA LOGO]        QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
-----------------------------------------------------------------------------
13.  LOANS AND FINANCING


                                                                             PARENT COMPANY
------------------------------------------------------------------------------------------------------------------------------

                                                                 Maturity                            Sep-02
           DESCRIPTION          Average Interest Rate   ----------------------------   -------------------------------------
                                                           Type         Period            Interest and
                                                                                         Other Charges   Current   Long-Term
------------------------------------------------------------------------------------   -------------------------------------
Local Currency:
ELETROBRAS                          5,0% - 7,0%         Monthly    May/99 to Jul/07                 -      1,927       4,464
BNDES                              TJLP plus 3.8%       Monthly    Nov/99 to Oct/10             1,729     29,509     168,336
BNDES-Rationing losses             SELIC plus1,0%       Monthly    Feb/02 to Feb/06               666     37,476      87,835
Bank Loan                              7% CDI           Monthly    Oct/01 to Nov/02                 -     21,780           -
                                                                                         -----------------------------------
                                                                                                2,395     90,692     260,635
                                                                                         -----------------------------------
Foreign Currency:
Senior Notes                           10.0%            Single          Jul/07                 34,969          -   1,678,538
BBA(*)                                 16,0%            Single          Jan/03                  1,392     48,846           -
                                                                                         -----------------------------------
TOTAL                                                                                          36,361     48,846   1,678,538
                                                                                         -----------------------------------
                                                                                               38,756    139,538   1,939,173
                                                                                         ===================================



-----------------------------------------------------------------------------

                                                 Jun-02
           DESCRIPTION            -------------------------------------------
                                    Interest and
                                   Other Charges   Current     Long-Term
--------------------------------  -------------------------------------------
Local Currency:
ELETROBRAS                                    -       1,932         4,324
BNDES                                     1,590      27,150       162,713
BNDES-Rationing losses                        -      28,763             -
Bank Loan                                     -      28,554             -
                                  -------------------------------------------
                                          1,590      86,399       167,037
                                  -------------------------------------------
Foreign Currency:
Senior Notes                             56,183           -     1,225,817
BBA(*)                                        -           -             -
                                  -------------------------------------------
TOTAL                                    56,183           -     1,225,817
                                  -------------------------------------------
                                         57,773      86,399     1,392,854
                                  ===========================================





                                                                             CONSOLIDATED
----------------------------------------------------------------------------------------------------------------------------

                                                                 Maturity                            Sep-02
           DESCRIPTION          Average Interest Rate   ----------------------------   -------------------------------------
                                                           Type         Period            Interest and
                                                                                         Other Charges   Current   Long-Term
------------------------------------------------------------------------------------   -------------------------------------
Local Currency:
  ELETROBRAS - ESCELSA              5.0% to 7.0%        Monthly     May/99 to Jul/07                -      1,927       4,464
  ELETROBRAS - ENERSUL             6.0% to 12.0%        Monthly     Dec/97 to May/22              184     14,266      41,547
  BNDES - ESCELSA                  TJLP plus 3.8%       Monthly     Oct/99 to Oct/10            1,729     29,509     168,336
  BNDES - MAGISTRA                 TJLP plus 4.0%       Half-Year   Nov/99 to Nov/04            3,614     38,850      58,275
  BNDES - ENERSUL                 TJLP plus 3.85%       Monthly     Sep/01 to Feb/08              256     12,909      57,013
  BNDES - ENERSUL                 TJLP plus 4.00%       Monthly     Feb/00 to Apr/04                5        925         540
  BNDES-Rationing losses          SELIC plus 1.0%       Monthly     Feb/02 to Jun/06            1,042     54,410     145,008
  BNDES-CESA                      TJLP plus 4.50%       Monthly     Jul/04 to Jul/12                -          -      13,753
  BNDES-CESA                     UMBNDES PLUS 4.5%      Monthly     Jul/04 to Jul/12                -          -       1,823
  BCO BRASIL - FCO                     11.20%           Monthly     Nov/04 to Nov/13              569          -      30,000
  Citibank                         104% 108% CDI        Monthly     Oct/02 to Nov/02              400      8,214           -
  Bank Loan                     103% - 111,1% - CDI     Monthly     Oct/02 to Mar/03               62     77,179           -
  FUNDACAO ENERSUL                      10%             Monthly     Jul/98 to Nov/13              109      1,760      16,771
  Other                                1.35%            Monthly     May/00 to Jun/09               30          -         881
                                                                                         -----------------------------------
TOTAL                                                                                           8,000    239,949     538,411
                                                                                         -----------------------------------
Foreign Currency:
  SENIOR NOTES                           10,0%            Single          Jul/07               34,969          -   1,678,538
  BRADESCO (*)                      4,90% to 12,00%        (**)     Oct/01 to Nov/02              572     23,779           -
  UNIBANCO (*)                      10,85% to 11,40%       (**)           Mar/04                    -          -      10,998
  EUROPEAN INVEST BANK          LIBOR plus 4,0% to 5,0% Half-Year   Dec/02 to Mar/09            1,241      5,311      57,786
  STN-DMLP                      LIBOR plus 4,5% to 8,2% Half-Year   Oct/96 to Apr/24            1,383      1,661      54,774
  BBA FMO (*)                             8,90%         Half-Year   Mar/02 to Sep/07              134      4,547      11,020
  ITAU(*)                                 1.5%            Single          Oct/02                  246     13,838           -
  BBA(*)                                 16.0%            Single          Jan/03                1,392     48,846           -
  DRESDNER(*)                             3.5%            Single          Aug/02                    -          -           -
                                                                                         -----------------------------------
                                                                                               39,937     97,982   1,813,116
                                                                                         -----------------------------------
Long Term Interest                                                                             47,937    337,931   2,351,527
                                                                                         -----------------------------------
  UNIBANCO   (*)                    10,85% to 11,40%       (**)     Mar/01 to Apr/04            3,406          -           -
                                                                                        ------------------------------------




---------------------------------------------------------------------------

                                               Jun-02
           DESCRIPTION          -------------------------------------------
                                  Interest and
                                 Other Charges   Current     Long-Term
---------------------------------------------------------------------------
Local Currency:
  ELETROBRAS - ESCELSA                      -       1,932         4,324
  ELETROBRAS - ENERSUL                    480      16,954        43,669
  BNDES - ESCELSA                       1,590      27,150       162,713
  BNDES - MAGISTRA                      1,179      38,485        57,727
  BNDES - ENERSUL                         247      12,787        59,674
  BNDES - ENERSUL                           6         916           763
  BNDES-Rationing losses                   98      43,903             -
  BNDES-CESA                                -           -             -
  BNDES-CESA                                -           -             -
  BCO BRASIL - FCO                        586           -        30,000
  Citibank                                944      22,099             -
  Bank Loan                               330     112,057             -
  FUNDACAO ENERSUL                        109       1,591        16,781
  Other                                   162       1,015         1,537
                                -------------------------------------------
TOTAL                                   5,731     278,889       377,188
                                -------------------------------------------
Foreign Currency:
  SENIOR NOTES                         56,183           -     1,225,817
  BRADESCO (*)                            119      21,292             -
  UNIBANCO (*)                              -           -        14,121
  EUROPEAN INVEST BANK                    197           -        46,079
  STN-DMLP                                553       1,213        40,001
  BBA FMO (*)                             495       3,852        12,711
  ITAU(*)                                 130      13,730             -
  BBA(*)                                    -           -             -
  DRESDNER(*)                             140      24,177             -
                                -------------------------------------------
                                       57,817      64,264     1,338,729
                                -------------------------------------------
Long Term Interest                     63,548     343,153     1,715,917
                                -------------------------------------------
  UNIBANCO (*)                          2,085           -             -
                                -------------------------------------------


(*) Financing are hedged against currency fluctuations by swap contracts (**) Loans composed of several notes with the same maturity date


--------------------------------------------------------------------------------
                                       15

[ESCELSA LOGO]           QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------
a)   The breakdown of loans and financing per currency is as follows:

                             PARENT COMPANY             CONSOLIDATED
                         ------------------------  ------------------------
                           Sep-02       Jun-02       Sep-02      Jun-02
                         ------------ -----------  ----------- ------------
     Local currency          351,327     253,436      778,360      656,077
     Foreign currency      1,727,384   1,225,817    1,911,098    1,402,993
                         ------------ -----------  ----------- ------------
     TOTAL                 2,078,711   1,479,253    2,689,458    2,059,070
                         ============ ===========  =========== ============


b) The percentage variation of the main indicators used for updating the loans and financing are as follows:

          Currency and Indexes                          Sep-02       Sep-01
--------------------------------------------------- ------------ ------------

     US$ x R$                                           67.85%       38.61%
     IGP-M                                              10.54%        7.66%
     INPC                                                6.39%        6.26%
     TJLP                                               10.00%        9.50%


c)   Maturity of short and long-term installments is as follows:


              Maturity                      PARENT COMPANY                             CONSOLIDATED
     --------------------------  ------------------------------------- ---------------------------------------------
                                                                      Currency
                                 -----------------------------------------------------------------------------------
          Current                     Local      Foreign      Total        Local        Foreign            Total
                                 ------------- ----------- ----------- ------------- ------------- -----------------
          2002                         37,326           -      37,326       133,991        38,359           172,350
          2003                         53,366      48,846     102,212       105,958        59,623           165,581
                                 ------------------------- ----------- ------------- ------------- -----------------
                                       90,692      48,846     139,538       239,949        97,982           337,931
                                 ------------------------- ----------- ------------- ------------- -----------------
          Long term
          2003                         27,074           -      27,074        58,223         6,230            64,453
          2004                         88,937           -      88,937       176,623        31,154           207,777
          2005                         92,008           -      92,008       133,782        20,156           153,938
          2006                         35,116           -      35,116        70,864        16,423            87,287
          2007                          5,058   1,678,538   1,683,596        31,106     1,694,357         1,725,463
          2008                          4,502           -       4,502        18,259         9,362            27,621
          2009                          4,502           -       4,502        13,103         3,275            16,378
          2010                          3,438           -       3,438        12,039         2,500            14,539
          2011                              -           -           -         8,601         2,500            11,101
          After 2011                        -           -           -        15,811        27,159            42,970
                                 ------------- ----------- ----------- ------------- ------------- -----------------
                                      260,635   1,678,538   1,939,173       538,411     1,813,116         2,351,527
                                 ------------- ----------- ----------- ------------- ------------- -----------------
          TOTAL                       351,327   1,727,384   2,078,711       778,360     1,911,098         2,689.458
                                 ============= =========== =========== ============= ============= =================


14.  PROVISION FOR CONTINGENCIES


                                                                         PARENT COMPANY
                                    ---------------------------------------------------------------------------------------
                                                    Sep-02                                        Jun-02
                                    ------------------------------------------- -------------------------------------------
                                              Provision                                   Provision
                                    ------------------------------              ------------------------------
                                       Period of                                  Period of
                                       three                         Escrow       three                          Escrow
           Contingency                 months        Accumulated     Deposits     months          Accumulated    Deposits
    -----------------------------   --------------  -------------- ------------ --------------  -------------- ------------
          Current liabilities:
             Fiscal
               COFINS                       -           39,382       39,382             -           39,382        39,382
                                    --------------  -------------- ------------ --------------  -------------- ------------
          TOTAL                             -           39,382       39,382             -           39,382        39,382
                                    ==============  ============== ============ ==============  ============== ============
          Long-term:
             Labor claims                  22           16,791       10,082           916           16,769         9,914
             Civil litigation             524           28,125        7,374           659           27,601         6,894
             Fiscal                     2,843           76,437       51,957         2,241           73,594        49,633
                                    --------------  -------------- ------------ --------------  -------------- ------------
          TOTAL                         3,389          121,353       69,413         3,816          117,964        66,441
                                    ==============  ============== ============ ==============  ============== ============



--------------------------------------------------------------------------------
                                       16

[ESCELSA LOGO]           QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------


                                                                         CONSOLIDATED
                                    ---------------------------------------------------------------------------------------
                                                    Sep-02                                        Jun-02
                                    ------------------------------------------- -------------------------------------------
                                              Provision                                   Provision
                                    ------------------------------              ------------------------------
                                       Period of                                  Period of
                                       three                         Escrow       three                          Escrow
           Contingency                 months        Accumulated     Deposits     months          Accumulated    Deposits
    -----------------------------   --------------  -------------- ------------ --------------  -------------- ------------
          Current liabilities:
             Fiscal
               COFINS                       -           39,382       39,382             -           39,382        39,382
                                    --------------  -------------- ------------ --------------  -------------- ------------
          TOTAL                             -           39,382       39,382             -           39,382        39,382
                                    ==============  ============== ============ ==============  ============== ============
          Long-term:
             Labor claims               1,149           21,692       12,199         1,026           20,543        11,845
             Civil litigation           1,326           33,483        7,609           840           32,157         7,112
             Fiscal                     5,177          101,262       70,950         4,307           96,085        66,393
                                    --------------  -------------- ------------ --------------  -------------- ------------
          TOTAL                         7,652          156,437       90,758         6,173          148,785        85,350
                                    ==============  ============== ============ ==============  ============== ============


     Management understands that the provisions recorded are sufficient to cover eventual losses from the ongoing litigation. Based on the opinion of the Company's legal counsel, all litigation for which the probability of a favorable outcome was estimated as remote for the Company was provided for. Furthermore, there are labor, civil and fiscal cases pending in the total amount of R$34,674 , for which the probability of a favorable outcome was estimated as likely and no provisions were recorded on the financial statements.

     COFINS:

     Provided for based on the amounts deposited from May 1996 to July 1999, based on a preliminary injunction obtained in May 1996 by way of a tax immunity claim.

     With the decision by the Supreme Court - STF in July 1999, upholding the constitutionality of COFINS tax on electric energy transactions, the Company converted the deposited amounts, normalizing the taxes payments and reclassified the provision to the current asset. The Company awaits the final judicial decision ruling for a reversion of the deposits and subsequent payment of the amounts provided for.

     Labor contingencies:

     Refer to several labor claims against the Company, which claim payment of overtime, hazards, reintegration, among other items.

     Civil contingencies

     The civil contingencies include suits in which the Company is a defendant, being in most of cases related to moral and material damages claims, among other challenging amounts paid by customers for tariff increases based on DNAEE regulations 38 and 45 of January 27, 1986 and March 4, 1986, respectively, during the Cruzado Plan.

     Fiscal contingencies

     The Company is also a party of a administrative process with the Federal Reserve, pending final decision, for compensation of amounts overpaid related to FINSOCIAL, due to the unconstitutionality of the Decrees - Law nos. 2,445 and 2,499.

     There is also a preliminary decision in lower court which guarantees restitution and/or compensation of amounts overpaid related to fines on tax and contributions made spontaneously and untimely. The fines exemption are being requested based on article 138 of the National Tax Code - CTN. Based on its legal counsel, the Company compensated the amounts related to past-due contributions (PIS, COFINS, IRPJ and CSLL), as per Article 66 of Law no. 8,383/91. Conservatively, the Company maintained provisions for amounts corresponding to the above mentioned taxes and contributions.

15.  CAPITAL STOCK AND RESERVES

     In accordance with its by-laws, the Company is authorized to operate with up to R$1,000,000 in capital of which R$153,947 are subscribed and fully paid in. Capital stock as of September 30, 2002, is represented by 4,550,833 common shares, with no par value, with the following equity structure:


--------------------------------------------------------------------------------
                                       17

[ESCELSA LOGO]           QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------


                     Shareholder                        Quantity of         Shareholders'       % of participation
                                                          shares              quantity
     --------------------------------------------- --------------------  -----------------  -------------------------
          IVEN S.A                                        2,378,673              1                     52.27
          GTD PARTICIPACOES S.A                           1,137,709              1                     25.00
          Fundacao Banco Central - CENTRUS                  275,678              1                      6.06
          CINVES                                             66,363              1                      1.46
          Other                                             692,410            145                     15.21
                                                   --------------------  ----------------- --------------------------
          TOTAL                                           4,550,833            149                    100.00
                                                   ====================  ================= ==========================

16.  CHANGES IN SHAREHOLDERS' EQUITY - PARENT COMPANY


                                                                                               CREDITS
                                          CAPITAL    CAPITAL      ACCUMULATED                FOR CAPITAL
                                           STOCK     RESERVES        LOSSES       SUBTOTAL     INCREASE        TOTAL
                                       ------------ -----------  -------------  -----------  ------------  -----------
BALANCE AS OF DECEMBER 31, 2001            153,947     574,069              -      728,016         3,387      731,403
Remuneration on construction work in             -       3,519              -        3,519             -        3,519
progress
Income for the period                            -           -       (658,439)    (658,439)            -     (658,439)
                                       ------------ -----------  -------------  -----------  ------------  ----------
BALANCE AS OF SEPTEMBER 30, 2002           153,947     577,588       (658,439)      73,096         3,387       76,483
                                       ============ ===========  =============  ===========  ============= ==========


17.  INCOME TAX AND SOCIAL CONTRIBUTION


                                                        -------------------------------------------------------------
                                                                      Sep-02                        Sep-01
                                                        -------------------------------------------------------------
                                                           Income tax      Social Cont.    Income tax  Social Cont.
                                                        -------------------------------------------------------------
     Income (loss) before taxes                               (736,382)        (736,382)   (313,980)     (313,980)
     Statutory rate                                                 25%               8%         25%            8%
                                                        -------------------------------------------------------------
                                                              (184,095)         (58,910)    (78,495)      (25,118)
         Remuneration on construction work in progress              880              281         292            94
         Equity in subsidiaries                                   8,612            2,756       6,000         1,920
         Non-deductible provision                                 4,286              159       5,637         (206)
         Adjustments - tax credits (DIPJ/2001)                  (4,568)            (157)     (5,440)           220
         Tax Credit not recorded (*)                            115,728           37,085           -             -
                                                        -------------------------------------------------------------
                                                               (59,157)         (18,786)    (72,006)      (23,090)
                                                        -------------------------------------------------------------
         Effective rate                                             25%               8%         25%            8%
                                                        -------------------------------------------------------------

(*)  According to CVM Rule 371 of June 27, 2002. See note 8.


18.  PENSION PLANS

     a) The Company is the sponsor of FUNDACAO ESCELSA DE SEGURIDADE SOCIAL - ESCELSOS, a nonprofit organization, whose main purpose is to complement the benefits granted by the official social security to the Company's employees through two benefit packages: A Defined Benefit Plan (Plan I) and a Defined Contribution Plan (PLAN II). These benefit plans are based on mathematical reserves calculated actuarially according to the capitalization policy, which is revised annually.


                                                         PARENT COMPANY
                                                  ------------------------------
                                                     Sep-02          Jun-02
                                                  --------------  --------------
     TECHNICAL RESERVES
        Mathematical reserves:
           Benefits paid                               77,365          75,012
           Benefits                                    80,195          80,641
                                                  --------------  --------------
                                                      157,560         155,653
                                                  --------------  --------------
     TECHNICAL SURPLUS
                                                  --------------  --------------
        Contingency                                    18,534          21,378
                                                  --------------  --------------
     Total                                            176,094         177,031
                                                  ==============  ==============


--------------------------------------------------------------------------------
                                       18

[ESCELSA LOGO]           QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------
     b)   The table below shows the number of participants in each plan:

                                              PLAN I       PLAN II       TOTAL
                                           -----------  -----------  -----------

     Contributing                                 34         1,318       1,352
                                           -----------  -----------  -----------
     Receiving participants                      644           113         757
     Pension                                     104             4         108
                                                 748           117         865
                                           -----------  -----------  -----------
     Total                                       782         1,435       2,217
                                           ===========  ===========  ===========


     c) As a sponsor, the Company's monthly contributions are made at the same proportion of the participants of ESCELSOS Foundation, corresponding to the amount established in each plan, limited to 7% of the total payroll. For the first nine months of 2002, ESCELSA contributed R$1,844 (R$1,903 in the first nine months of 2001).

     d) Based on the Article 84 of CVM Deliberation no. 371/2000, at December/2001 the Company calculated the present value of the actuarial obligations related with the unvested benefit. As a result, the balances as of September 30, 2002 can be shown as follows:

     Obligations related to post-retirement benefits.
       Current liabilities                                        2,420
       Long term liabilities                                     28,032


     e) The actuarial calculations showed that the fair value of the net assets of the pension plan exceeds the present value of the vested and unvested actuarial obligations. However, company's management adopted a conservative position and decided do not record this surplus as a deduction of the unvested actuarial obligations.

19.  FINANCIAL INSTRUMENTS

     As per CVM Instruction no. 235 of March 23, 1995, established a mechanism for the disclosure of the market value of financial instruments by way of "notes to the financial statements," regardless their recognition or not in the financial statements.

     The Company's business entails the distribution and sale of electric energy for customers within its concession area - the State of Espirito Santo - and therefore significant financial instruments are related to the following transactions:

     o Balances of long-term accounts receivable and accounts payable are related to the extraordinary tariff recovery and therefore are not subject to adjustments to market value;
     o Investments in short term mutual funds and/or fixed income investments are recorded at approximate market value as they are recorded with accrued interest on a pro-rata basis;
     o Equity stakes in other companies are in most cases through shares that are not publicly traded;
     o Loans due by the Company are mainly long-term and, in the most of cases, are, from specific funding sources.

     19.1 Exchange rate and interest rate risks

          The book value of the main financial instruments held by ESCELSA are:


                                                              PARENT COMPANY                   CONSOLIDATED
                                                        ----------------------------  --------------------------------
                                                           Sep-02         Jun-02         Sep-02           Jun-02
                                                        -------------  -------------  --------------  ----------------
           Marketable securities                             285,601        214,501         288,903           214,693

           Loans and financing - Long-term                 1,939,173      1,392,854       2,351,528         1,715,917



          A portion of the loans and financing in local currency is comprised of financing from government entities ELETROBRAS and BNDES


--------------------------------------------------------------------------------
                                       19

[ESCELSA LOGO]           QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------
          As the market interest rate (or opportunity cost of capital) is established by these governmental entities, taking into consideration the risk premium related with the electrical sector's activities and that in the absence of other financing sources or other market options and/or methodology to estimate the market value of such options, in light of the Company's business and specific circumstances of the sector, the market value for this portion comprised of domestic loans shall correspond to their book value, as shall other financial assets and liabilities.

          As mentioned in Note 13, foreign currency financing was obtained (in U.S. dollars), being the indebtedness and earnings significantly impacted by the risk of exchange rate variation of foreign currency. Such risk may cause the Company to incur losses due to unexpected foreign exchange fluctuations, which may increase liabilities denominated in foreign currency.

          Net exposure to the exchange variation of foreign currency risk is as follows:


                                                   BOOK VALUE                    FAIR VALUE
                                          -----------------------------  ----------------------------
                                             Sep-02          Jun-02         Sep-02         Jun-02
                                          --------------  -------------  -------------  -------------
          Senior Notes                        1,678,538      1,225,817        721,771        833,556
          U.S. dollar assets                   (285,601)      (214,370)      (285,601)      (214,370)
                                          --------------  -------------  -------------  -------------
          Net Exposure                        1,392,937      1,011,447        436,170        619,186
                                          ==============  =============  =============  =============


          The method used to determine the fair value of the Senior Notes obligation was their average market price as per the security's trading activity at the end of each fiscal period (source: Report edited in the USA by Morgan Stanley Team Witter, showing the market price of transactions negotiated in New York.) and, for U.S. dollar assets, the market price of the contracts at the end of the fiscal period was utilized, which is equal to the book value.

          Additionally, the Company hedged part of its currency fluctuations exposure by using swap contracts. The operations' parameters and amounts are described above:


           Financial                Date                                  Parameters (rates %)
                          --------------------------               ------------------------------------
          Institution     Transaction    Maturity       Amount         Banks             ESCELSA           Income
         ---------------  ------------  ------------  -----------  --------------  --------------------   ----------
         Banco Pactual     03/28/02      01/14/03       19.381      100% of CDI    Dollar +4.02% per year   11,884


          On a consolidated basis, loans and obligations held by companies within the ESCELSA Group were made at rates and terms generally practiced in the domestic and international markets to fund investments in the electric energy sector in its concession areas as a public utility.

          ESCELSA and its subsidiaries MAGISTRA and ENERSUL maintain liabilities in foreign currency (US$). To reduce foreign exchange related risk, swap instruments are being used to hedge a portion of these obligations, as mentioned in Note 13. Indexes used in these instruments are 103% CDI (parent Company) and IGP-M plus interest rates of 11.70% to 12.01% per annum and CDI plus 0.95%- 2.33% per annum (subsidiaries).

          Considering the Real devaluation during the period, the hedging instruments generated a gain of R$18,146 for ESCELSA and R$ 43,601 consolidated, recorded as monetary variation in the financial statements, as follows:


                                                                    AMOUNT
                                  ----------------------------------------------------------------------------
                                               PARENT COMPANY                         CONSOLIDATED
                                   ---------------------------------------  ----------------------------------
                LIABILITY          BOOK VALUE    SWAP VALUE      GAIN       BOOK VALUE   SWAP VALUE    GAIN
         ------------------------  -----------   -----------  ------------  ------------ ----------- ---------
         Loans and Financing           48,846        30,700        18,146       142,840      99,239    43,601


          For the remaining contracts, given the specific nature of these transactions and the inability to determine the market value for this type of financial instrument, Companies' management, taking into consideration the risk to the company, the strategy and debt management practices adopted, estimates that the market values of the instruments are equal or approximates to their book value.


--------------------------------------------------------------------------------
                                       20

[ESCELSA LOGO]           QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------


     19.2 Credit Risk

          As to the credit risk, there is a possibility that the Company will incur losses resulting from its customers default. To mitigate against this risk, the Company has the right to interrupt the supply of electric energy in the event that a customer fails in paying bills within the time-periods defined by legislation and specific regulations. A provision for doubtful accounts is established in an amount deemed sufficient by management to cover potential accounts receivable risks.


20.  EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

     These financial statements are presented on the basis of accounting principles set forth by the Brazilian corporate law. Certain accounting practices followed by the Company and its subsidiaries that conform to generally accepted accounting principles in Brazil may not conform with generally accepted accounting principles in other countries.


--------------------------------------------------------------------------------
                                       21

[ESCELSA LOGO]           QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------
(Convenience Translation into English from the Original Previously Issued in Portuguese)

ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders of Espirito Santo Centrais Eletricas S.A. - ESCELSA

Vitoria - ES

1. We have performed a special review of the Quarterly Information (ITR) of Espirito Santo Centrais Eletricas S.A. - ESCELSA and subsidiaries (parent company and consolidated) for the quarter and the period of nine months ended September 30, 2002, prepared under the responsibility of the Company's management, in accordance with accounting practices established by the Brazilian Corporate Law, comprising the balance sheets, the related statements of income and the reports on performance.

2. Our review was performed in accordance with standards established by the Brazilian Institute of Independent Auditors - IBRACON, in conjunction with the Federal Accounting Council, and consisted principally of: (a) inquiries and discussions with the Company's management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, as to the criteria adopted in preparing Quarterly Information; and (b) a review of the information and subsequent events that had or could have material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the Quarterly Information referred to in paragraph 1 in order for it to be in accordance with the accounting practices established by the Brazilian Corporate Law and the standards issued by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of Quarterly Information.

4. As mentioned in Notes 5 and 12 to the Quarterly Information, the Company has recorded, as of September 30, 2002, in current assets, accounts receivable in the amount of R$42,959 thousand (R$74,223 thousand consolidated) and, in current liabilities, accounts payable in the amount of R$16,606 thousand (R$28,261 thousand consolidated), relating to electric power sales and purchases operations conducted in the Electric Power Wholesale Market - MAE, based on preliminary information released by MAE and/or based on management estimates. These amounts are subject to modifications depending on the outcome of a current judicial process filed by energy market participants, with respect to market regulations in effect. The settlement of these amounts is expected for November 22, 2002 and will depend on the financial capacity of energy market participants to settle their obligations.

5. We have previously reviewed the balance sheets (parent company and consolidated) related to June 30, 2002, and issued our accountants' review report dated August 14, 2002. Our accountants' review report contained an emphasis paragraph related to accounts receivable and payable related to electric power sales and purchases operations conducted in the Electric Power Wholesale Market - MAE, in the period from September 1, 2000 to June 30, 2002. These receivables and payables were recorded based on preliminary information released by MAE and/or based on management estimates and were pending of approval from MAE and subsequent settlement. The statements of income (parent company and consolidated) for the quarter and the period of nine months ended September 30, 2001, presented for comparative purposes, were reviewed by other independent auditors, who issued their accountants' review report thereon dated October 26, 2001 containing emphasis paragraphs related to (a) tax credits generated by fiscal losses, negative basis of social contribution and other amounts that constitute temporary adjustments, which depend on generation of future taxable income to be compensated, as disclosed in Note 8, and (b) assets and liabilities relating to the sales and purchases of electric power in the Electric Power Wholesale Market (MAE), whose amounts were recorded based on management estimates.

6. On December 21, 2001 Provisional Measure (Executive Order) no. 14 was issued, and converted into Federal Law no. 10.438 of April 26, 2002, providing, among other things, for the reestablishment of the financial-economic equilibrium of the electric power distribution companies, as guaranteed in the concession agreements. The detailed information and the effects of the rationing program on the financial position and results of operations are disclosed in Notes 5 and 7 to the quarterly information.

November 6, 2002
DELOITTE TOUCHE TOHMATSU                         Celso de Almeida Moraes
Auditores Independentes                          Contador
CRC-SP 11.609-S/RJ                               CRC-SP 124.669-S/ES


--------------------------------------------------------------------------------

[ESCELSA LOGO]           QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------
(Convenience Translation into English from the Original Previously Issued in Portuguese)


                          THIRD QUARTER 2002 HIGHLIGHTS

      o Electric energy Sales in the first nine months of 2002 totaled 4,661,858 MWh, 2.4% lower than the 4,777,614 MWh sold in the same period in 2001. This decrease is attributed mainly to lower residential consumption, which fell 12.2% due basically to the effects of greater conservation, which is now a part of consumer habits.

      o On August 7, 2002, ANEEL (The Brazilian Electric Energy Regulatory Agency) disclosed its annual tariff increase for ESCELSA's customers, as per its concession agreement:

                  The total increase effective as of August 7, 2002 was 15.97%, composed of the following:

                  14.27% is related to costs not managed by ESCELSA that are passed through to customers, such as energy purchased from FURNAS and ITAIPU, as well as transmission costs.

                  1.70% is related to costs managed by ESCELSA that are adjusted to the IGP-M inflation index, net of the 0.51% discount applied to account for the pass through of productivity gains to clients (the "X" factor, which was established by ANEEL last year upon ESCELSA's Periodic Tariff Revision).


      o In an extraordinary meeting of ESCELSA's Board of Directors on October 10, 2002, the following members of management were elected:

                  Armando Fernandes Bernardo
                  Distribution Officer, accumulating the positions of CEO and Engineering and Construction Officer on an interim basis.

                  Sergio Pereira Pires
                  Chief Financial Officer, accumulating the positions of Administrative Officer and Investor Relations Officer.


                  The Board members also approved the nomination of Antonio Eduardo Silva Oliva as Chief Executive Officer and Manuel Fernando das Neves Bento as Engineering and Construction Officer, both of whom will assume their respective duties immediately following the processing of their visas for employment in Brazil, as both are Portuguese nationals.

      o In September 2002 the BNDES (Brazilian Economic Development Bank) released the second installment of the funding to offset the reduction in revenue that occurred during the Emergency Electric Energy Consumption Reduction Program, in the amount of R$105,463 thousand.


--------------------------------------------------------------------------------
                                       23

[ESCELSA LOGO]           QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------
ESCELSA' s  NUMBERS


                                                                              PARENT COMPANY               CONSOLIDATED
                                                                       ---------------------------   ---------------------------
                                                                                      Nine Months ended September 30
                                                                       ---------------------------------------------------------
                                                                           2002           2001           2002           2001
                                                                       ------------   ------------   ------------   ------------
FINANCIAL INFORMATION (thousands of reais)
 Net operating revenues                                                  589,632       498,728        902,687        785,778
 Operating income                                                         48,620        (8,786)        59,521         (4,499)
 Loss for the period                                                    (658,439)     (218,885)      (658,439)      (218,885)
 EBITDA (1)                                                               91,241        32,694        150,732         75,868
 Adjusted EBITDA (2)                                                     185,805       170,248        284,007        237,933
 Total assets                                                          2,756,901     2,241,274      3,734,893      3,064,874
 Shareholders' equity                                                     76,483       557,903         76,483        557,903
 Number of shares                                                      4,550,833     4,550,833
 Common stock price per share at year end (in Reais)(4)                    64.00         91.99
 Market capitalization                                                   291,253       418,631

INDICATORS
 Operating margin (%)                                                       8.25         (1.76)          6.59          (0.57)
 EBITDA margin (%)                                                         15.47          6.56          16.70           9.66
 Current ratio                                                              1.58          1.68           1.20           1.12
 Personnel expenses plus third party services/net oper.revenues(%)         11.94         13.55          14.47          15.12
 Energy losses (%)                                                         11.64         10.02
 DEC - Equivalent outage duration per customer (hours)(*)(3)               14.73         14.24
 FEC- Equivalent outage frequency  per customer ( times)(*)(3)             11.34         11.87
 TMA - Average service response time(minutes)(*)(3)                          109           109
 Number of customers per employee(*)                                         696           628            646            601

MARKET
 Maximum demand - MWh/h(*)                                               1,077.6       1,138.1
 Energy sales - MWh(*)                                                 4,661,858     4,777,614      6,677,359      6,838,672
 Number of customers(*)                                                  945,132       902,748      1,534,006      1,463,182
 Average tariff to final customers - R$/MWh(*)                            134.81        111.66
 Average cost of electricity purchased - R$/MWh                            79.84         69.66

HUMAN RESOURCES
 Number of employees(*)                                                    1,357         1,438          2,375          2,433
 Number of trainees(*)                                                        91            84            131            108
 Personnel expenses (thousands of reais)                                  47,226        46,402         84,712         79,855
 Personnel expenses plus third party services (thousands of reais)        70,403        67,586        130,620        118,819

(*) Non revised by Independent Accountants

Notes:
(1) BITDA (Operating income plus depreciation and amortization)
(2) Ebitda + Financial revenues + Non-operating income (losses)
(3) Period of 12 months
(4) Stock price of the last day of each period of three months


--------------------------------------------------------------------------------
                                       24

[ESCELSA LOGO]           QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------
MARKET PERFORMANCE

ENERGY REQUIREMENTS

Energy requirements during the first nine months of 2002 totaled 5,360,470 MWh 0.1% higher when compared to 5,354,839 MWh in the same period last year.

In order to satisfy market demand, the company generated 788,466 MWh and purchased 3,073,369 MWh from Furnas, 1,303,753 MWh from Itaipu and 93,595 MWh from other companies. In addition, 101,287 MWh, generated by self-producers was transported on ESCELSA's system.

The maximum demand during the first nine months of 2002 was 1,077.6 MWh/h, compared to 1,138.1 MWh/h in the same period last year


ENERGY SOLD

Electric energy Sales in the first nine months of 2002 totaled 4,661,858 MWh, 2.4% lower than the 4,777,614 MWh sold in the same period in 2001.

This decrease is attributed mainly to lower residential consumption, which fell 12.2% due basically to the effects of greater conservation, which is now a part of consumer habits.

Energy sales per consumer segment was as follows (not reviewed by independent auditors):


---------------------------------------------------------------------------------------------------------------
                                                               MWh
---------------------------------------------------------------------------------------------------------------
                                    PARENT COMPANY                                 CONSOLIDATED
                   --------------------------------------------------------------------------------------------
                           First Nine Months          % Change           First Nine Months         % Change
                   --------------------------------------------------------------------------------------------
                           2002             2001                         2002          2001
---------------------------------------------------------------------------------------------------------------
Retail:
Residential             840,271          956,822        (12.2)      1,468,239        1,636,359       (10.3)
Industrial            2,391,003        2,362,373          1.2       2,889,274        2,830,600         2.1
Commercial              616,728          602,839          2.3       1,003,335        1,007,810        (0.4)
Rural                   233,824          272,645        (14.2)        433,525          462,659        (6.3)
Other                   345,198          346,665         (0.4)        629,227          646,459        (2.7)
---------------------------------------------------------------------------------------------------------------
                      4,427,024        4,541,344         (2.5)      6,423,600        6,583,887      (2.4)
Wholesale               234,834          236,270         (0.6)        253,759          254,785      (0.4)
---------------------------------------------------------------------------------------------------------------
TOTAL                 4,661,858        4,777,614         (2.4)      6,677,359        6,838,672      (2.4)
---------------------------------------------------------------------------------------------------------------

CUSTOMER PROFILES

--------------------------------------------------------------------------------
                                       25

[ESCELSA LOGO]           QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------


The customer breakdown in terms of sales volume and revenue changed significantly among the residential and industrial segments, due mainly to the effects of rationing.

In calculating the breakdown of energy sold, the impacts from the regulatory asset and short-term sales were not considered.


---------------------------------------------------------------------------------------------
                                                   PARENT COMPANY
---------------------------------------------------------------------------------------------
                           First Nine Months of 2002           First Nine Months of 2001
                   --------------------------------------------------------------------------
                      As a % of           As a % of           As a % of           As a % of
                    Sales Volume        Sales Volume        Sales Volume        Sales Volume
---------------------------------------------------------------------------------------------
Retail:
Residential               18.02               31.00               21.99               34.42
Industrial                51.29               37.49               43.27               35.97
Commercial                13.23               17.92               15.03               16.44
Rural                      5.02                4.15                6.49                4.51
Other                      7.40                7.19                9.42                6.72
---------------------------------------------------------------------------------------------
                          94.96               97.75               96.20               98.09
Wholesale                  5.04                2.25                3.80                1.91
---------------------------------------------------------------------------------------------
TOTAL                    100.00              100.00              100.00              100.00
---------------------------------------------------------------------------------------------


NUMBER OF CUSTOMERS

The number of customers on September 30, 2002 totaled 945,132, an increase of 4.7% compared to the same period last year.(*)

During the first nine months of 2002, 22,553 customers were connected.


--------------------------------------------------------------------------------------------------------
                           PARENT COMPANY                                   CONSOLIDATED
-----------------------------------------------------------     ----------------------------------------
                        September 30,                                 September 30,
                     -----------------------      % Change      ------------------------      % Change
                        2002         2001                          2002          2001
-----------------------------------------------------------     ----------------------------------------
Retail:
   Residential         749,207      717,764           4.4       1,231,904      1,179,767          4.4
   Industrial           11,035       10,901           1.2          15,716         15,574          0.9
   Commercial           83,587       79,315           5.4         135,292        128,727          5.1
   Rural                92,219       86,142           7.1         135,632        124,473          9.0
   Other                 9,082        8,624           5.3          15,457         14,636          5.6
--------------------------------------------------------------------------------------------------------
                       945,130      902,746           4.7       1,534,001      1,463,177          4.8
Wholesale                    2            2             -               5              5            -
--------------------------------------------------------------------------------------------------------
Total (*)              945,132      902,748           4.7       1,534,006      1,463,182          4.8
--------------------------------------------------------------------------------------------------------

(*) Not reviewed by independent auditors


AVERAGE TARIFF

The average tariff charged to retail customers in September 2002 was R$ 149.13/MWh, while the wholesale rate to other distributors was R$ 66.33/MWh, resulting in an overall average tariff of R$ 144.66/MWh, an increase of 19.8%, compared to the same period last year. The average tariffs per segment are as follows: (*)


----------------------------------------------------------------------------------------------
                                                                                       R$/MWh
                    --------------------------------------------------------------------------
                                                 PARENT COMPANY
----------------------------------------------------------------------------------------------
                      SEP-2002     SEP-2001     % Change     9M 2002   9M 2001    % Change
                    --------------------------------------------------------------------------
Retail:
Residential             237.76       215.51         10.3     221.15    184.76         19.7
Industrial              107.32        88.84         20.8      94.33     76.66         23.0
Commercial              200.11       171.10         17.0     175.36    138.81         26.3
Rural                   150.29       125.59         19.7     132.51    106.80         24.1
Other                   153.58       123.70         24.2     133.43    105.03         27.0
----------------------------------------------------------------------------------------------
                        149.13       123.83         20.4     134.81    111.66         20.7
Wholesale                66.33        70.37         (5.7)     66.92     63.65          5.1
----------------------------------------------------------------------------------------------
Average Tariff (*)      144.66       120.71         19.8     131.39    109.29         20.2
-----------------------------------------------------------------------------------------------

(*) Not reviewed by independent auditors.

QUALITY OF SERVICE RENDERED

--------------------------------------------------------------------------------
                                       26

[ESCELSA LOGO]           QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------


The main indicators used by the energy sector to measure the quality of service rendered showed the following performance:

    Equivalent Outage Duration per Customer - DEC measures the average number of hours that each customer remains without the supply of energy.
    For the 12-month period ended September 30, 2002, DEC was 14.73(*) hours, compared to 14.24(*) hours in the previous year, an increase of 3.4%(*).

    Equivalent Outage Frequency per Customer - FEC indicates the average number of interruptions in energy service per customer. For the period ended September 30, 2002, FEC was 11.34(*) compared to 11.87(*) for the same period the previous year, an improvement of 4.5%(*).

    Average Service Response Time - TMA is an indicator that measures the average time between a complaint of interruption in energy and the re-establishment. For the 12-month period ended September 30, 2002, TMA was 109 (*) minutes unchanged from same period last year.(*).


(*) Not reviewed by independent auditors.

ENERGY LOSSES

Energy losses increased from 10.02% in the twelve-month period ended September 30,2002 to 11,64% in the same period this year. This increasing is due to the energy rationing. Since the end of the rationing (March, 2002) losses have been decreasing.


FINANCIAL PERFORMANCE

INCOME FROM OPERATIONS

Income from operations in the nine months of 2002 totaled R$ 48,620 thousand, compared to negative R$ 8,786 thousand in the same period last year, resulting in an EBITDA of R$ 91,241 thousand, equal to an EBITDA margin of 15.5%. The main items of income from operations were:


-------------------------------------------------------------------------------------------------
                                                          thousands of reais
                                       ----------------------------------------------------------
                                                           First Nine Months
                                       ----------------------------------------------------------
                                              PARENT COMPANY                CONSOLIDATED
                                       ----------------------------------------------------------
                                            2002           2001          2002           2001
-------------------------------------------------------------------------------------------------
Gross operating revenues                  830,811        693,119      1,240,423     1,062,178
Operating revenues deductions            (241,179)      (194,391)      (337,736)     (276,400)
Net operating revenues                    589.632        498,728        902,687       785,778
Operating expenses                       (541,012)      (507,514)      (843,166)     (790,277)
Income from operations                     48,620        (8,786)         59,521       (4,499)
EBITDA                                     91,241         32,694        150,732        75,868
EBITDA margin  %                             15.5            6.6           16.7           9.7
-------------------------------------------------------------------------------------------------

OPERATING REVENUES
--------------------------------------------------------------------------------
                                       27

[ESCELSA LOGO]           QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------


Gross operating revenues in the first nine months of 2002 totaled R$ 830,811 thousand, 19.9% higher compared to 2001. The revenue from the retail sector was R$ 770,906, 16.3% higher compared to the same period in 2001.

The increase in the wholesale revenue in the first nine months of 2002 compared to the same period last year was due to the short- term supply sales of excess energy.

The increase in other revenues is due to the new breakdown in revenues as per the new sector model, as well as to the growth in the utilization of the distribution system by customers.

Net operating revenues in the first nine months of 2002 totaled R$589,632, 12.2% higher than the same period in 2001.


--------------------------------------------------------------------------------------------
                                                        thousands of reais
                                       -----------------------------------------------------
                                            PARENT COMPANY             CONSOLIDATED
                                       -----------------------------------------------------
                                                        First Nine Months
                                       -----------------------------------------------------
                                             2002        2001        2002           2001
                                       -----------------------------------------------------
Retail:
  Residential                               237,914     233,889      390,360       380,659
  Industrial                                287,645     244,416      353,686       297,919
  Commercial                                137,509     111,688      222,668       187,981
  Rural                                      31,825      30,598       58,541        53,229
  Other                                      55,157      45,878       97,613        84,436
  Unbilled revenues                           2,740     (3,654)        6,687        (4,687)
  Capacity charge                            11,271           -       15,539             -
  Regulatory assets                           6,845           -       35,410             -
                                       -----------------------------------------------------
                                            770,906     662,815    1,180,503       999,537
                                       =====================================================
Wholesale:
  Other distributors                         17,239      13,008       20,318        15,613
  Short-term                                 24,839      10,459        8,039        24,518
                                       -----------------------------------------------------
                                             42,078      23,467       28,357        40,131
                                       -----------------------------------------------------
Other revenues                               17,827       6,837       31,563        22,510
                                       -----------------------------------------------------
Gross operating revenues                    830,811     693,119    1,240,423     1,062,178
Operating revenues deductions              (241,179)   (194,391)    (337,736)     (276,400)
                                       -----------------------------------------------------
Net operating revenues                      589,632     498,728      902,687       785,778
--------------------------------------------------------------------------------------------


OPERATING COSTS

Operating costs including operating expenses plus RGR quotas increased from R$ 520,052 to R$ 552.531, an increase of 6.2%.

Operating costs outside Company control such as energy purchased, electric power transport, CCC, and RGR quotas increased 5.7% compared to the same period in 2001.

Costs controlled by the Company such as personnel, material, third party services and other expenses increased from R$ 91,433 thousand in the first nine months of 2001 to R$ 100,573 thousand in the first nine months of 2002, or 10%. Depreciation increased 2.8%. The increase in controlled costs was due to energy conservation programs, provisions for civil and labor contingencies and customer services, for which matching entries are recorded in other operating revenues.


--------------------------------------------------------------------------------
                                       28

[ESCELSA LOGO]           QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                  thousands of reais
                                        ----------------------------------------
                                                    PARENT COMPANY
                                        ----------------------------------------
                                                  First Nine Months
                                        ----------------------------------------
                                              2002         2001       %Change
--------------------------------------------------------------------------------
Company Controlled Costs:
   Personnel                                   47,226      46,402         1.8
   Material                                     5,147       5,822       (11.6)
   Third party services                        23,177      21,184         9.4
   Other                                       25,023      18,025        38.8
                                        ----------------------------------------
                                              100,573      91,433        10.0
                                        ----------------------------------------
Depreciation                                   42,621      41,480         2.8
--------------------------------------------------------------------------------
TOTAL COMPANY CONTROLLED COSTS                143,194     132,913         7.7
--------------------------------------------------------------------------------
Outside Company Control:
   Energy purchased                           356,959     330,715         7.9
   CCC                                         38,095      41,606        (8.4)
   Financial compensation                       1,818       1,032        76.2
   ANEEL fiscal fee                               946       1,248       (24.2)
   RGR                                         11,519      12,538        (8.1)
--------------------------------------------------------------------------------
TOTAL COSTS OUTSIDE COMPANY CONTROL           409,337     387,139         5.7
--------------------------------------------------------------------------------
GRAND TOTAL                                   552,531     520,052         6.2
--------------------------------------------------------------------------------


ENERGY PURCHASED EXPENSES

The following table details energy purchased expenses.


-----------------------------------------------------------------------------------------------------------
                                                           PARENT COMPANY             CONSOLIDATED
                                                     ------------------------------------------------------
                                                                       First Nine Months
                                                     ------------------------------------------------------
                                                         2002         2001          2002         2001
                                                     ------------------------------------------------------
From FURNAS and TRACTEBEL
Expenses - thousands of reais                             191,375      155,937       263,244      218,807
Volume - MWh(*)                                         3,073,369    3,135,483     4,646,792    4,584,828
Average cost - R$/MWh(*)                                    62.27        49.73         56.65        47.72
-----------------------------------------------------------------------------------------------------------
WHEELING From ITAIPU
Expenses - thousands of reais                               4,513        4,125         6,351        5,803
Average cost - R$/MWh(*)                                     3.46         3.15          3.46         3.15
-----------------------------------------------------------------------------------------------------------
WHEELING-OTHER
Expenses - thousands of reais                              44,067       48,206        72,842       77,484
Average cost - R$/MWh(*)                                    14.34        15.37         15.68        16.90
-----------------------------------------------------------------------------------------------------------
From ITAIPU
Expenses - thousands of reais                             127,018      105,258       178,821      147,993
Volume - MWh(*)                                         1,303,753    1,308,666     1,834,847    1,839,309
Average cost - R$/MWh(*)                                    97.42        80.43         97.46        80.46
-----------------------------------------------------------------------------------------------------------
From OTHER
Expenses - thousands of reais                               6,893       17,189        12,155       30,032
Volume - MWh(*)                                            93,595      304,863       197,831      400,988
Average cost - R$/MWh(*)                                    73.65        56.38         61.44        74.90
-----------------------------------------------------------------------------------------------------------
SECTOR AGREEMENT AND PARCEL 'A'
Expenses - thousands of reais                             (16,907)           -       (24,122)           -
-----------------------------------------------------------------------------------------------------------
TOTAL
Expenses - thousands of reais                             356,959      330,715       509,291      480,119
Volume - MWh(*)                                         4,470,717    4,749,012     6,679,470    6,825,125
Average cost - R$/MWh(*)                                    79.84        69.64         76.25        70.35
-----------------------------------------------------------------------------------------------------------

(*) Not reviewed by independent auditors.


--------------------------------------------------------------------------------
                                       29

[ESCELSA LOGO]           QUARTERLY FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002
--------------------------------------------------------------------------------
NET FINANCIAL INCOME (EXPENSE)

The net financial result in the first nine months of 2002 was negative R$ 746,545, while in the same period last year was negative R$ 280,081. The difference in the first nine months of this year is due mainly to the 67.9% devaluation of the Brazilian real against the U.S. dollar, which caused a significant increase in financial expenses on U.S. dollar denominated debt.


CASH AND EQUIVALENTS

ESCELSA has funds deposited in banks or invested in financial instruments in the amount of R$ 289,633 for the Company and R$ 295,202 on a consolidated basis as shown below:


                                                         PARENT COMPANY              CONSOLIDATED
                                                   -------------------------------------------------------
                                                                     September 30, 2002
                                                   -------------------------------------------------------
                                                     thousands       US$        thousands        US$
                                                     of reais     thousand      of reais      thousand
                                                   -------------------------------------------------------
Investments in Reais:
   Cash and bank                                          3,912            -          6,299            -
   Banking Certificates of Deposits                           -            -             34            -
   Other                                                    120            -          3,268            -
                                                   -------------------------------------------------------
Total real denominated investments                        4,032            -          9,601            -
                                                   =======================================================
Investments in Dollars:
   Currency Exchange Securities-NTN's                   285,601       73,327        285,601       73,327
                                                   -------------------------------------------------------
Total Dollar denominated investments                    285,601       73,327        285,601       73,327
                                                   =======================================================
Total cash and equivalents                              289,633                     295,202
                                                   =======================================================
US dollar = 3.8949 Real



Cash investments in foreign exchange securities primarily to offset the company's foreign currency liability exposure are recognized at marked-to-market values.

Due to market volatility, the market values of such investments was R$128 million lower vis-a-vis their contractual values.


--------------------------------------------------------------------------------
                                       30